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Forest Laboratories, Inc.

Annual Report 2012

Forest Laboratories, Inc.

Forest Laboratories
2012 Annual Report

Forest Laboratories, Inc. is dedicated to identifying and developing products that will improve the health and quality of life of patients. Forest's longstanding global partnerships and track record developing and marketing pharmaceutical products in the United States, have yielded its well-established central nervous system and cardiovascular franchises and innovations in anti-infective and respiratory medicines. The Company's pipeline, the most robust in its history, includes product candidates in all stages of development across a wide range of therapeutic areas. The Company is headquartered in New York, NY.

To learn more about Forest Laboratories, Inc., visit www.frx.com.

Financial Highlights (In thousands)

Net Revenues



4,586,044
4,419,700
3,192,862
3,922,782
3,836,329
2012
2011
2010
2009
2008

Net Income



979,058
1,046,770
682,383
767,743
967,933
2012
2011
2010
2009
2008

Research & Development



796,932
715,872
1,053,561
661,294
670,973
2012
2011
2010
2009
2008

Stockholders' Equity



5,676,817
5,498,880
4,889,907
4,114,591
3,715,317
2012
2011
2010
2009
2008

Fiscal Years Ended March 31,	2012	2011
(In thousands, except per share data)		
Net revenues	$4,526,044	$4,419,700
Income before income tax expense	1,237,688	1,337,736
Income tax expense	258,630	290,966
Net income	979,058	1,046,770
Earnings per common and common equivalent share – diluted	$3.57	$3.59
Weighted average number of common shares outstanding – diluted	274,016	291,175



I suppose it is repetitious to say that this last year has been an extraordinary year, but it has really been uniquely eventful, in some ways that we would have preferred to have avoided, and in some ways that we have strived to achieve.

For the first time we had a few adversarial surprises that we were able to satisfactorily resolve. First we had a surprise from the OIG (Office of the Inspector General of the U.S. Department of Health and Human Services) indicating that it was considering whether I should be excluded from the pharmaceutical industry. A few months later they decided I should not be excluded – the obvious decision. But the fact that we were in the spotlight of some government review stimulated another controversy – a proxy battle with Carl Icahn, the well-known activist investor. It was unsuccessful, in part because of the OIG's timely decision not to consider excluding me. But it was primarily defeated on the merits. There are not any flaws that Icahn or his board nominees could assist in resolving that would benefit shareholders and the shareholders clearly realized it. However the stimulus of the proxy challenge helped us to realize that we now had to display with greater transparency what has been in fact our mission all along – to increase shareholder value by obtaining and successfully marketing more and more fine pharmaceutical products, and confirming that management has no other agenda.

And to increase investor assurance and indeed to add to our available wisdom we sought and found three splendid new directors. And then we strengthened all our appropriate governance procedures to assure shareholders that we are doing and will continue to do just what they have a right to expect. As part of that corporate refreshing two of our virtual founding directors stepped down. Bill Candee was a director years before I ever heard of Forest, and George Cohan, a close friend who responded to a friend's request and joined the board over thirty years ago when Forest was a very much smaller company. Both made enormous contributions to Forest over the years, for which we are very grateful.

In March of this year we had what is colorfully referred to as a "cliff". In order to have a pharmaceutical "cliff", you first have to create a pharmaceutical mountain. And so that means that we were able to develop and successfully market a blockbuster product. It all began with Celexa, a one and a half billion dollar blockbuster. And then we developed one of its enantiomers, more effective than the racemate Celexa, which became Lexapro, a two and a half billion dollar blockbuster. Those products were the result of brilliant science and superb marketing, meaning both products had appropriate uses and advantages that were successfully communicated to the right prescribing physicians based on properly designed and successfully executed clinical studies. Products do not otherwise flourish in the informed physician audience that we deal with. That is, incidentally, why we believe consumer advertising is generally not effective and why we have not attempted to reach physicians by promoting products to their patients.

And then we did it again with Namenda, whose "cliff" – trending towards a two billion dollar "cliff" – plunges in 2015. We are a modest sized company and three cliffs like that broadcast a very promising message. It confirms our ability to select, develop and successfully market our products. Blockbusters, and successful products in general, are not born overnight. They sometimes just patiently grow, like Bystolic, and sometimes it takes time for a novel therapy to become a habitual prescription. I think that may happen with Daliresp, for example, which has a novel mechanism that demonstrably reduces COPD (chronic obstructive pulmonary disease) exacerbations which may further worsen the pulmonary conditions of patients with COPD. And so the ultimate question is whether there are products in Forest's arsenal which the talent and skills that enabled us to achieve our prior successes will enable us to achieve comparable successes in future years?

And the answer is that there surely are. There are nine new products already that we have recently begun to market, or expect soon to market, products that as they mature, individually and collectively, will create new cliffs that successive products in turn will have to remediate – after 2020 and in some cases long after 2020. First is Bystolic, a beta-blocker for hypertension, almost an ancient category of product, launched in 2008. Bystolic works through a variety of mechanisms including dilating the blood vessels at the same time it slows down the heart. Dilating blood vessels increases blood flow and thereby offsets to some degree the slowing of blood flow caused by reduced heart rate, thereby maintaining adequate distribution of oxygen and nutrients to the patient's tissues. And so for some patients Bystolic is the correct medication. It has already had sales of $97,000,000 in the last fiscal quarter, a 33% increase over the prior year's fourth quarter. It also is being developed in combination with valsartan, an angiotensin II receptor-antagonist, a combination which we believe may encourage use of the combination as first line therapy whereas today beta-blockers alone tend to be used as third or fourth line therapy. We expect that combination product, if approved, could itself be another significant product.

Savella is a more modest product, for fibromyalgia, a smaller market, but it is steadily growing. Daliresp is a novel oral – uniquely not inhaled – treatment to reduce COPD exacerbations which not only can worsen lung function in patients with COPD, but which may ultimately be fatal for some patients. In a unique oral tablet and through a different mechanism of action than steroids, Daliresp specifically reduces exacerbations, which are ultimately one of the most serious complications in patients with severe COPD.

Teflaro (ceftaroline) is our antibiotic against skin and skin structure infections including MRSA (methicillin-resistant *Staphylococcus aureus*), and community-acquired bacterial pneumonia caused by *Streptococcus pneumoniae*. It is an injectable product for hospital use and we have appropriately organized a hospital sales force to market Teflaro. We acquired worldwide rights to Teflaro, excluding Japan, several years ago. We have retained the rights in the United States and Canada and licensed it to AstraZeneca for the rest of the world. Together with AstraZeneca we acquired avibactam, a novel broad-spectrum beta-lactamase inhibitor which inhibits the most common defense that certain categories of bacteria have developed to frustrate some of our most effective antibiotics. And so we have under development, together with AstraZeneca, ceftaroline/avibactam and ceftazidime/avibactam. We will receive royalties from AstraZeneca on sales of ceftaroline and ceftaroline/avibactam, and we will share development expenses for all three products with AstraZeneca. We expect that the combination of these two antibiotics with avibactam will result in drugs that could be highly effective against both the most serious Gram-negative hospital infections, including pseudomonas, as well as Gram-positive infections, including MRSA.

These three antibiotic products will put Forest at the forefront of antibiotic development. Antibiotics take longer to gain acceptance and use, which depends on the rigors of hospital and formulary acceptance. But obviously effective drugs with lifesaving potential are highly important for patients and valuable franchises for their developers.

Viibryd is an antidepressant which has demonstrated efficacy and good tolerability with a relatively low incidence of side effects compared to placebo. It is growing steadily, having achieved sales of $25,000,000 in the last quarter after having been just launched in 2011.

That is five products recently approved and already being successfully marketed (Bystolic, Savella, Daliresp, Teflaro and Viibryd), as well as three related products under development: the Bystolic combination and two antibiotics.

And then we have two products presently at the FDA which we expect will be approved this year, aclidinium, a long-acting muscarinic agent, also for the treatment of COPD through a wholly different mechanism than Daliresp, and linaclotide for chronic constipation and irritable bowel syndrome with constipation. There is only one competitor on the market for aclidinium with sales of approximately two billion dollars. And linaclotide has a unique mode of action for these widespread and inadequately treated conditions.

And finally we have two additional products for which the necessary clinical studies have been completed and which we expect to file with the FDA this year: levomilnacipran, which appears to be effective for serious depression and cariprazine for acute mania and schizophrenia and which is being tested for bipolar depression and as adjunctive treatment for major depressive disorder.

That is a total of nine products which have recently reached or which we expect to reach the marketplace and which we have been developing some as far back as ten years ago to assure that our fall off the cliffs would be gentle and temporary. And there are more we have in development and more we are evaluating, and more we don't have yet, and more we undoubtedly will have because that is precisely what we have successfully been doing for years.

And all of those products were selected from hundreds that we have reviewed and not selected, some eliminated after extensive research and some more quickly eliminated. And there were some that we wanted that eluded us and unfortunately some we unwisely rejected. All these products, which compare favorably or even surpass the pipelines of much larger companies in our industry, have been assiduously identified and skillfully developed because that is our day-to-day business. We have never hesitated to enter new therapeutic areas, confident that our scientists and our sales forces would become proficient and indeed stimulated by new challenges. We also obtain product opportunities from companies outside the United States that want U.S. partners. Some of them need companies like us to take their early discoveries and test and develop and market them into validated, useful products that improve our lives.

We do not do discovery research; we do not create or discover new molecules. Discovery research is the vital basic research that uncovers some of the mysteries of our biological functioning – most of which is still mysterious. That very important work is done by much larger pharmaceutical companies, by the U.S. Government and by laboratories funded by the government, by universities, by small private companies, often funded by venture capital.

We do not do discovery research because it is too risky, too costly and too long-term. Basic research is certainly challenging and clearly indispensable if we are to make progress, but for the present it is not our mission. Right now our mission is the fastest way to increase earnings per share with fine and enduring products.

And so far we are finding that after discovery, there are many opportunities available. It astonished me when we first started looking how many opportunities there are including companies with products that had completed Phase II or IIb or even Phase III, and sometimes perhaps even particularly intriguing Phase I products that are seeking the partnership of companies like Forest with the skills and the resources to take on, develop and market the final approved product. Obviously we are not the only company fishing in these waters, but we are well known, have a premiere business development group, and are highly regarded for our skill, our proven results, and our fairness and integrity – not universal characteristics. The products we have and will have we expect will enable us to far exceed our current cliffs. Perhaps they will create new cliffs with longevity into the next decade.

All these past and future accomplishments depend on the talent and dedication of our employees in finding, developing and marketing important pharmaceutical products. I believe we have the right tactical plan at the present time. It has been proven to be successful for us. If there were a better strategy, we would seize it. We are busily exploring other scientific and geographical growth opportunities in which we can exploit still further the skills we have and which have become more and more polished over the years, and to utilize both our liquidity and, if appropriate, our credit. Those skills, the Company's culture – always fragile and precious – derive from our employees, truly a family, small enough to communicate internally, diligent, experienced, hard, hard working – all of whom have made Forest a successful company and will keep it that way. We, as shareholders, are the fortunate beneficiaries of their efforts.

Howard Solomon
Chairman, Chief Executive Officer & President

General

Fiscal year 2012 was another successful year for Forest, as we reported solid financial performance, launched two new products: Daliresp® and Viibryd®, continued to advance our late stage R&D pipeline, and completed our acquisition of Clinical Data, Inc. (Clinical Data). The year also marked strong sales of our key marketed products, Namenda®, Bystolic®, Savella® and Teflaro®. Net income decreased 6.5% in fiscal 2012 as compared with fiscal 2011 primarily due to increased spending to support product launches for Daliresp, Viibryd and Teflaro. Fiscal 2012 included a $40 million licensing payment to Blue Ash Therapeutics, LLC (Blue Ash) and fiscal 2011 included an upfront license payment of $66.1 million to Grünenthal GmbH (Grünenthal) for GRT 6005 and GRT 6006 and a charge of $148.4 million related to a settlement with the United States Department of Justice (DOJ). Excluding these one-time charges, net income would have decreased 19.2% primarily due to increased spending for product launch costs.

On April 13, 2011, we completed our acquisition of Clinical Data, a specialty pharmaceutical company, for $30 per share, plus contingent consideration, per a Contingent Value Rights agreement, of up to $6 per share, if certain milestones connected to sales of Viibryd, one of the acquired products, are achieved. Viibryd is an antidepressant developed by Clinical Data for the treatment of major depressive disorder (MDD) in adults, which was approved by the U.S. Food and Drug Administration (FDA) in January 2011. The acquisition was consummated by a wholly-owned subsidiary of the Company through a tender offer and merger, pursuant to which we acquired all of the outstanding shares of common stock of Clinical Data, all of the outstanding warrants to purchase shares that had exercise prices of $36.00 per share or less, and all of the outstanding convertible promissory notes. The aggregate consideration paid was approximately $1.3 billion, which we financed with existing cash. In addition, the acquisition of Clinical Data brought us apadenoson, a pharmacologic stress agent for radionuclide myocardial perfusion imaging. We have decided to discontinue further development of this product.

In April 2011, we entered into an agreement with Blue Ash to acquire the worldwide rights to azimilide, a novel Class III antiarrhythmic agent originally developed by Proctor & Gamble Pharmaceuticals. Pursuant to the agreement, we made an upfront payment of $40 million to Blue Ash and will be obligated to make future milestone payments upon the successful commercialization of azimilide. We will also be obligated to pay Blue Ash royalties based on net sales of the product. We will be responsible for all future development and commercialization costs.

In March 2012, we entered into an agreement with Janssen Pharmaceutica NV (Janssen), under which we acquired all U.S. patents and other U.S. and Canadian intellectual property for Bystolic thereby eliminating all future royalties. Under the terms of the agreement, we made a one-time cash payment of $357 million to Janssen.

On May 18, 2010, the Board of Directors authorized the 2010 Repurchase Program for up to 50 million shares of our common stock. The authorization was effective immediately and has no set expiration date. Since the beginning of fiscal 2011, we have entered into three separate agreements with Morgan Stanley & Co. LLC (MSCO) to repurchase a cumulative total of $1.35 billion of our common stock utilizing accelerated share repurchase transactions (ASRs): a $500 million ASR entered into in June 2010, a $500 million ASR entered into in June 2011 and a $350 million ASR entered into in August 2011. Pursuant to these transactions, as of March 31, 2012, MSCO delivered to us a total of 38.4 million shares: 16.9 million shares during fiscal 2011 (5.7 million shares purchased under the 2007 Repurchase Program and 11.2 million shares purchased under the 2010 Repurchase Program) and 21.5 million shares during fiscal 2012 (all under the 2010 Repurchase Program). As of May 24, 2012 we had the authority to repurchase an additional 17.3 million shares under the 2010 Repurchase Program.

Financial Condition and Liquidity

Net current assets decreased by $1.7 billion during fiscal 2012. Cash, cash equivalents and marketable securities decreased by $1.2 billion primarily due to $1.3 billion of acquisition costs related to the purchase of Clinical Data, completed in April 2011, the cumulative purchase of $850 million of our common stock, and the buyout of the Bystolic royalties from Janssen, totaling $357 million, offset by cash generated by operating activities. Of our total cash and marketable securities position at March 31, 2012, 17%, or about $547.1 million, was domiciled domestically, with the remainder held by our international subsidiaries. Approximately $2.6 billion is held in low tax jurisdictions and is attributable to earnings that are expected to be indefinitely reinvested offshore. Cash repatriations are subject to restrictions in certain jurisdictions and may be subject to withholding and other taxes. Forest continues to actively seek opportunities to further develop foreign operations through strategic alliances, business acquisitions, collaboration agreements and other investing activities, and intends to use cash held offshore to fund these activities as well as for other foreign activities including working capital and capital expenditures. We expect cash generated by our U.S. operations, together with existing cash, cash equivalents, marketable securities, our $500 million revolving credit facility and borrowings from the capital markets, to be sufficient to cover cash needs for our U.S. operations including common stock repurchases, strategic alliances and acquisitions, milestone payments, working capital and capital expenditures. We currently invest funds in variable rate demand notes that have major bank liquidity agreements, money market accounts, municipal bonds and notes, government agency bonds, commercial paper, corporate bonds, certificates of deposit, auction rate securities and floating rate notes. Trade accounts receivable decreased due to lower sales of Lexapro® during March 2012 resulting from the expiration of the product's patent protection. Net inventories decreased $153.2 million primarily due to a decrease in Lexapro inventory as we manage our inventory to appropriate levels to support sales post its March 2012 patent expiration. We believe that current inventory levels are adequate to support the growth of our ongoing business. Other current assets decreased primarily due to a reduction in our current tax asset account that resulted from accruing the current period tax expense against tax overpayments made in prior periods. In connection with the acquisition of Clinical Data, goodwill increased $698.1 million and license agreements, product rights and other intangibles before accumulated amortization (license agreements) increased approximately $1.0 billion due to the Viibryd intangible. Also impacting license agreements was the Bystolic royalty buyout. Accounts payable decreased primarily due to the payment in the September 2011 quarter, to the Internal Revenue Service of the Branded Prescription Drug Fee for calendar 2011 as well as normal operating activities. Accrued expenses increased primarily due to normal operating activities.

Property, plant and equipment before accumulated depreciation increased from March 31, 2011, as we continued to invest in our technology and facilities.

Contractual Obligations

The following table shows our contractual obligations related to lease obligations and inventory purchase commitments as of March 31, 2012:

(In thousands)

	Payments due by period				
	< 1 year	1-3 years	3-5 years	> 5 years	Total
Operating lease obligations	$ 41,101	$57,657	$39,548	$95,810	$234,116
Inventory purchase commitments	116,284				116,284
	$157,385	$57,657	$39,548	$95,810	$350,400

Potential future milestone payments to third parties under our collaboration and license agreements of approximately $1.1 billion were not included in the contractual obligations table as they are contingent on the achievement of certain research and development (approximately $449 million) and regulatory approval (approximately $602 million) milestones. The specific timing of such milestones cannot be predicted and depend upon future clinical developments as well as regulatory agency actions which cannot be predicted with certainty (including actions which may never occur). Further, under the terms of certain licensing agreements, we may be obligated to pay commercial milestones contingent upon the achievement of specific sales levels. Due to the long-range nature of such commercial milestone amounts, they are neither probable at this time nor predictable and consequently are not included in this disclosure.

Forest's income tax liabilities are not included in this table because we cannot be certain as to when they will become due. See Note 14 to the Consolidated Financial Statements.

Off-Balance Sheet Arrangements

At March 31, 2012, Forest had no off-balance sheet arrangements.

Results of Operations

Net sales increased $179.4 million or 4.3% to $4.4 billion in fiscal 2012 from $4.2 billion in fiscal 2011 and increased $309.6 million or 8% in fiscal 2011 as compared to $3.9 billion in fiscal 2010 primarily due to strong sales of our key marketed products.

Sales of Lexapro (escitalopram oxalate), our selective serotonin reuptake inhibitor (SSRI), were $2.1 billion in fiscal 2012, a decrease of $185.3 million from fiscal 2011, of which $429.7 million was due to volume decreases offset by price increases of $244.4 million. In fiscal 2011, Lexapro sales totaled $2.3 billion an increase of $45.5 million as compared to fiscal 2010, of which $163.7 million was due to price increases, offset by $118.2 million of volume decreases. Lexapro is indicated for the treatment of MDD in adults and adolescents and generalized anxiety disorder (GAD) in adults. Market exclusivity for Lexapro expired on March 14, 2012 and we now face generic competition which has eroded and will continue to significantly erode sales in the future.

Sales of Namenda (memantine HCl), our N-methyl-D-aspartate (NMDA) receptor antagonist for the treatment of moderate to severe Alzheimer's disease grew 9.8%, an increase of $123.6 million to $1.4 billion in fiscal 2012 as compared with fiscal 2011, of which $102.2 million was due to price increases and $21.4 million was due to volume increases. In fiscal 2011, sales of Namenda grew 14%, an increase of $151.8 million to $1.3 billion as compared to $1.1 billion in fiscal 2010, of which $84.6 million was due to price increases and $67.2 million was due to volume increases. We anticipate that sales of Namenda will continue to grow. Namenda's patent expires in April 2015.

Bystolic (nebivolol HCl), our beta-blocker indicated for the treatment of hypertension, grew 31.6%, an increase of $83.5 million to $347.8 million in fiscal 2012 over the $264.3 million in fiscal 2011 primarily due to increased sales volume. In fiscal 2011, sales of Bystolic grew 48%, an increase of $85.4 million to $264.3 million over the $178.9 million in fiscal 2010, primarily due to increased sales volume. The U.S. composition of matter patent covering nebivolol HCl expires in 2021.

Sales of Savella (milnacipran HCl), our selective serotonin and norepinephrine reuptake inhibitor (SNRI) for the management of fibromyalgia launched in April 2009, grew 13.9% to achieve sales of $102.8 million in fiscal 2012 as compared to $90.2 million in fiscal 2011. The increase of $12.6 million in the current period as compared to the same period last year was comprised of $8.8 million of volume increases and $3.8 million of price increases. Savella achieved sales of $90.2 million and $52.7 million in fiscal 2011 and 2010 respectively, primarily due to increased sales volume. Savella is covered by two U.S. method of use patents that expire in 2021 (one of which is subject to patent term extension until 2023) and a U.S. method of use patent relating to Savella's dosing schedule that expires in 2029.

Teflaro (ceftaroline fosamil), a broad-spectrum hospital-based injectable cephalosporin antibiotic for the treatment of adults with community-acquired bacterial pneumonia and with acute skin and skin structure infections, launched in March 2011, achieved sales of $22.4 million and $2.7 million in fiscal 2012 and 2011 respectively, due to increased sales volume. Teflaro is covered by a U.S. composition of matter patent that expires in 2022 including patent term extension.

Daliresp and Viibryd, two of our newest products became available to patients during the June 2011 quarter and were formally launched in late August 2011.

Sales of Viibryd (vilazodone HCl), our SSRI and a 5-HT_{1A} receptor partial agonist for the treatment of adults with MDD totaled $56.5 million in fiscal 2012. The U.S. composition of matter patent covering Viibryd is licensed from Merck KGaA and expires in 2014 (a patent term extension application has been filed to extend this patent until 2019). Pediatric exclusivity and other patents may provide additional exclusivity.

Daliresp (roflumilast), our selective phosphodiesterase 4 (PDE4) enzyme inhibitor, achieved sales of $31.2 million in fiscal 2012. Daliresp is indicated as a treatment to reduce the risk of exacerbations in patients with severe chronic obstructive pulmonary disease (COPD). Daliresp is covered by a U.S. composition of matter patent that expires in 2015, (a patent term extension application has been filed to extend this patent until 2020).

Contract revenue for fiscal 2012 decreased to $155.2 million compared to $165.4 million in fiscal 2011 and $208.5 million in fiscal 2010, primarily due to a gradually reducing residual royalty rate from Daiichi Sankyo, Inc. for Benicar®, slightly offset by income from our authorized generic sales of Lexapro.

Cost of sales as a percentage of net sales was 22.7% in fiscal 2012, as compared with 22.9% in fiscal 2011 and 23.7% in fiscal 2010.

Selling, general and administrative (SG&A) expense increased 10.8% to $1.6 billion in fiscal 2012 from $1.4 billion in fiscal 2011 which had increased from $1.3 billion in fiscal 2010. Fiscal 2011 included a charge of $148.4 million related to the settlement with the DOJ. Excluding this one-time charge, SG&A expense increased 23.9% in fiscal 2012 primarily due to launch costs for our newly marketed products: Teflaro, Daliresp and Viibryd.

Research and development (R&D) expense increased 11.3% to $796.9 million in fiscal 2012 from $715.9 million in fiscal 2011 which decreased from $1.1 billion in fiscal 2010. Fiscal 2012 included a $40 million license payment to Blue Ash for azimilide and $59.6 million in development milestone expenses. Fiscal 2011 included total licensing payments of $116.1 million: $50 million to TransTech Pharma, Inc. (TransTech) for the rights to TTP399 and $66.1 million to Grünenthal for the rights to GRT 6005 and GRT 6006 and development milestone expenses of $27.2 million. Excluding the impact of the licensing payments in both years, R&D expense increased 26.2% in fiscal 2012. R&D expense totaled $1.1 billion in fiscal 2010 and included licensing payments of $404 million to: AstraZeneca AB (AstraZeneca) for additional rights to avibactam and the U.S. and Canadian rights to products containing avibactam, including ceftazidime/avibactam; Nycomed for the United States rights to Daliresp, and Almirall for the U.S. rights to LAS100977. The Company has since decided to discontinue further development of LAS100977. Fiscal 2010 also included development milestone expenses of $60.9 million.

Research and development expense comprises third party development costs, internal and other development costs and milestone and upfront payments. For the years ended March 31, 2012, 2011 and 2010, research and development expense by category was as follows:

Years Ended March 31,	**2012**	**2011**	**2010**
(In thousands)			
Third party development costs	$373,082	$293,566	$ 317,051
Internal and other development costs	324,266	278,962	271,610
Milestone and upfront payments	99,584	143,344	464,900
Total research and development expense	$796,932	$715,872	$1,053,561

Third party development costs are incurred for clinical trials performed by third parties on our behalf with respect to products in various stages of development. In fiscal 2012, these costs were largely related to clinical trials for cariprazine, aclidinium, nebivolol and levomilnacipran. Internal and other development costs are primarily associated with activities performed by internal research personnel. Milestone and upfront payments are incurred upon consummation of new licensing agreements and achievement of certain development milestones.

Research and development expense reflects the following:

- In December 2009, we entered into an agreement with AstraZeneca to acquire additional rights to avibactam (the International Nonproprietary Name for NXL104 as approved by the World Health Organization) and amended the Company's prior agreement with Novexel S.A. Pursuant to this amended agreement, the Company acquired full worldwide rights to the ceftaroline/avibactam combination while simultaneously licensing rights outside the United States, Canada and Japan to AstraZeneca. We also acquired co-development and exclusive commercialization rights in the United States and Canada to all other products containing avibactam including the ceftazidime/avibactam combination. Avibactam is a novel broad-spectrum beta-lactamase inhibitor designed to be co-administered intravenously with select antibiotics to enhance their spectrum of activity by overcoming beta-lactamase-related antibacterial resistance. Avibactam is currently being developed in combination with ceftaroline (Teflaro) and ceftazidime. Ceftazidime is a cephalosporin antibiotic having a different spectrum of activity compared to ceftaroline. The ceftaroline/avibactam combination is currently being studied in Phase II clinical trials conducted by Forest. Data from two Phase II trials for ceftazidime/avibactam in patients with complicated intra-abdominal infections (cIAI) and complicated urinary tract infections (cUTI) demonstrated that ceftazidime/avibactam achieved high clinical cure rates and was well tolerated in patients with cIAI and cUTI. Based on the results of these studies, we and AstraZeneca initiated a Phase III study for ceftazidime/avibactam in patients with cIAI in December 2011 and will initiate a Phase III study for patients with cUTI in the first half of calendar 2012.

- In April 2006, we entered into an agreement with Almirall, S.A. (Almirall) for the U.S. rights to aclidinium (aclidinium bromide), a novel long-acting muscarinic antagonist which is being developed as an inhaled therapy for the treatment of COPD. In January 2011, we reported positive top-line results from a Phase III ATTAIN (Aclidinium To Treat Airway obstruction In COPD patieNts) study. The ATTAIN study is the last of three Phase III clinical studies investigating the twice-daily (BID) administration of aclidinium. The results from this study confirm the efficacy reported in the ACCORD COPD I study which we reported in January 2010. The data from both studies served as the core for the monotherapy U.S. New Drug Application (NDA) filing submitted to the FDA in June 2011. In March 2012, we received notification from the FDA that a three-month extension is required to complete its review of the data supporting the NDA. No additional data was requested by the agency to complete the review. FDA action is now expected by July 2012. This notification follows the Pulmonary-Allergy Drugs Advisory Committee (PADAC) meeting in February 2012, during which the committee endorsed the efficacy and safety of twice-daily aclidinium bromide 400ug with a positive 12 to 2 vote in favor of approval. The Prescription Drug User Fee Act (PDUFA) target action date is now expected to occur in July 2012.

  In January 2011, we also reported positive results from two Phase II(b) dose-ranging studies comparing fixed-dose combinations of aclidinium and the long-acting beta-agonist formoterol to aclidinium alone, formoterol alone and placebo administered BID in patients with moderate to severe COPD. Both studies showed statistically significant differences for the fixed-dose combination on the primary endpoint versus placebo. The fixed-dose combinations also provided a numerically higher bronchodilation effect compared to aclidinium alone and formoterol alone. Phase III studies with the fixed-dose combination commenced in September 2011 and we anticipate top-line results from the trials during the first half of calendar 2013.

- In September 2007, we entered into a partnership with Ironwood Pharmaceuticals, Inc. (Ironwood) to co-develop and co-market the proprietary compound linaclotide in North America. Linaclotide is an agonist of the guanylate cyclase type-C (GC-C) receptor being developed for the treatment of constipation-predominant irritable bowel syndrome (IBS-C) and chronic constipation (CC). Linaclotide increases fluid secretion leading to increased bowel movement frequency and modulates the activity of local nerves to reduce abdominal pain. Positive top-line data from two Phase III trials in CC and two Phase III trials in IBS-C showed clinically meaningful and statistically significant symptom improvement in linaclotide-treated patients compared to placebo on all four primary efficacy endpoints. Based upon these results, we filed an NDA with the FDA for both indications in August 2011. In April 2012, the FDA notified us that it will require a three-month extension to complete its review of the data supporting the NDA for both indications. An additional analysis of existing data was requested by the FDA to further characterize the relative effect of the two doses of linaclotide that were studied in the Phase III CC clinical trials. Since this analysis was submitted to the FDA within three months of the user fee goal date, the date has been extended by three months, in accordance with applicable regulation. No new data was requested by the agency to complete the review. FDA action is now expected by September 2012.

- In December 2008, we entered into an agreement with Pierre Fabre Médicament to develop and commercialize levomilnacipran (F2695) in the United States and Canada. Levomilnacipran is a proprietary selective norepinephrine and serotonin reuptake inhibitor that is being developed for the treatment of depression. In April 2012, we reported positive results from the third Phase III randomized, double-blind, placebo-controlled, fixed-dose clinical trial evaluating the efficacy, safety and tolerability of levomilnacipran compared to placebo in adult patients with MDD. Following a 1-week single-blind placebo run-in period, 568 men and women, 18-75 years of age, were randomized to receive either levomilnacipran 40mg or 80mg once daily or placebo for eight weeks. This was followed by an additional 1-week double-blind down-taper period. All patients participating in the study met the criteria for recurrent MDD as defined by the Diagnostic and Statistical Manual of Mental Disorders, Fourth Edition, Text Revision (DSM-IV-TR), and had a minimum score of 26 on the Montgomery-Asberg Depression Rating Scale-Clinician Rated (MADRS-CR). The average baseline score among participating patients was 31 on the MADRS-CR. Levomilnacipran was generally well-tolerated in this study. These study results are part of an ongoing development program for levomilnacipran, which includes two additional Phase III studies that demonstrated statistically significant improvement over placebo. In another Phase III study, levomilnacipran consistently demonstrated improvement relative to placebo over the course of the trial, however the overall difference observed between the drug-treated and the placebo-treated patients was not statistically significant. Based on the overall success of the development program, we plan to file an NDA for levomilnacipran with the FDA in the third quarter of calendar 2012.

- In November 2004, we entered into an agreement with Gedeon Richter Ltd. (Richter) for the North American rights to cariprazine, an oral D2/D3 partial agonist, and related compounds, being developed as an atypical antipsychotic for the treatment of schizophrenia, acute mania associated with bipolar depression, bipolar depression and as an adjunct treatment for MDD. In October 2011 and February 2012, we reported preliminary top-line results from two Phase III studies of cariprazine in patients with acute mania associated with bipolar disorder. The data from both studies showed that cariprazine-treated patients with acute manic episodes experienced significant symptom improvement compared to placebo-treated patients at each subsequent time point studied. We expect to report results from a Phase III schizophrenia program later this quarter. We expect to file an NDA for cariprazine for those two indications during the fourth calendar quarter of 2012. Cariprazine is in Phase II development for bipolar depression and as an adjunct treatment for MDD.

- We recently initiated a Phase III clinical trial to study a fixed-dose combination of Bystolic, our beta-blocker launched in January 2008, and the market's leading angiotensin II receptor blocker (ARB) valsartan for the treatment of patients with hypertension. In January 2012, we began a multicenter, randomized, double-blind, placebo-controlled study of approximately 3,750 patients to evaluate the safety and efficacy of Bystolic and valsartan patients with stage 1 or 2 essential hypertension. We expect to report preliminary top-line data from the study around the middle of calendar 2013.

- In December 2010, we entered into a license agreement with Grünenthal for the co-development and commercialization of GRT 6005 and its follow-on compound GRT 6006 small molecule analgesic compounds in development for the treatment of moderate to severe chronic pain. GRT 6005 and GRT 6006 are novel first-in-class compounds with unique pharmacological and pharmacokinetic profiles that may enhance their effect in certain pain conditions. The unique mode of action of these compounds builds on the ORL-1 receptor and, supported by the established mu opioid receptor, is particularly suitable for the treatment of moderate to severe chronic pain. GRT 6005 has successfully completed initial proof-of-concept studies in nociceptive and neuropathic pain with further Phase II studies planned prior to initiation of Phase III studies.

- In June 2010, we entered into a license agreement with TransTech for the development and commercialization of TTP399, a functionally liver selective glucokinase activator discovered and being developed by TransTech for the treatment of Type II diabetes. Early Phase I testing suggests that pharmacological enhancement of glucokinase activity may lower blood glucose in diabetic patients. We recently initiated a Phase II clinical program.

- In April 2011, we entered into an agreement with Blue Ash for the worldwide rights to azimilide, a novel class III antiarrhythmic agent. Azimilide has been studied in over 5,300 patients to investigate its potential as an antiarrhythmic agent. Based on its mechanism of action and results of clinical trials, azimilide was determined to be best suited for use in patients with a history of life-threatening ventricular arrhythmias and who have an implantable cardioverter defibrillator. In 2006, following submission of data from the SHIELD 1 Phase III clinical study, the FDA, under its then operable review practices, issued an Approvable Letter requesting an additional clinical trial for azimilide. In 2010, the FDA agreed to one additional Phase III study to support a regulatory submission for azimilide in the U.S. The SHIELD 2 study was initiated in November 2011 and is being conducted under a Special Protocol Assessment with the FDA. We expect to report top-line results from this study in the second half of calendar 2014.

We also continue to support the development of the mGLuR1/5 compounds, which involve a series of novel compounds that target group 1 metabotropic glutamate receptors. Many of our agreements require us to participate in joint activities and committees, the purpose of which is to make decisions along with our partners in the development of products. In addition, we have entered into several arrangements to conduct pre-clinical drug discovery.

Our effective tax rate decreased to 20.9% in fiscal 2012 as compared to 21.8% in fiscal 2011 and decreased as compared to 28.2% in fiscal 2010. The effective tax rate for fiscal 2012 was lower compared to fiscal 2011 due primarily to a higher proportion of earnings generated in lower taxed foreign jurisdictions as compared to the United States. Effective tax rates can be affected by ongoing tax audits. See Note 14 to the Consolidated Financial Statements.

We expect to continue our profitability into fiscal 2013 with continued sales growth in our principal promoted products.

Inflation has not had a material effect on our operations for the periods presented.

Non-GAAP Income and Non-GAAP EPS

Forest provides non-GAAP income and EPS financial measures as alternative views of the Company's performance, which exclude certain items (including costs, expenses, gains/(losses) and other specific items) due to their significant and/or unusual individual nature and the impact they have on the analysis of underlying business performance and trends. Management reviews these items individually and believes excluding these items provide information that enhances investors' understanding of the Company's financial performance. The information on non-GAAP income and non-GAAP EPS should be considered in addition to, but not in lieu of, net income and EPS prepared in accordance with generally accepted accounting principles in the United States (GAAP). Since non-GAAP income and non-GAAP EPS are not measures determined in accordance with GAAP, they have no standardized meaning prescribed by GAAP and, therefore, may not be comparable to the calculation of similar measures of other companies. A reconciliation between GAAP financial measures and non-GAAP financial measures is as follows:

(In millions, except earnings per share amounts)

Years Ended March 31,	2012	2011	2010
Reported Net income:	$ 979	$1,047	$ 682
Specified items net of tax:			
Amortization arising from business combinations and acquisitions of product rights	45	7	-
DOJ Settlement	-	122	-
Licensing payment to TransTech for glucose-lowering agents	-	50	-
Licensing payment to Nycomed for Daliresp	-	-	100
Licensing payment to Grünenthal for oral small molecule analgesics	-	66	-
Licensing payment to Blue Ash for azimilide	40	-	-
License payment received from AstraZeneca for ceftaroline	-	-	(40)
Settlement payment to Caraco related to Lexapro	-	-	13
Restructuring costs	-	-	9
Licensing payment to Almirall for LAS100977	-	-	75
Licensing payment to AstraZeneca for avibactam and ceftazidime/avibactam	-	-	229
Adjusted Non-GAAP earnings:	$1,064	$1,292	$1,068

Years Ended March 31,	2012	2011	2010
Reported diluted earnings per share:	$3.57	$3.59	$2.25
Specified items net of tax:			
Amortization arising from business combinations and acquisitions of product rights	0.16	0.02	-
DOJ Settlement	-	0.42	-
Licensing payment to TransTech for glucose-lowering agents	-	0.17	-
Licensing payment to Nycomed for Daliresp	-	-	0.33
Licensing payment to Grünenthal for oral small molecule analgesics	-	0.23	-
Licensing payment to Blue Ash for azimilide	0.15	-	-
License payment received from AstraZeneca for ceftaroline	-	-	(0.13)
Settlement payment to Caraco related to Lexapro	-	-	0.04
Restructuring costs	-	-	0.03
Licensing payment to Almirall for LAS100977	-	-	0.25
Licensing payment to AstraZeneca for avibactam and ceftazidime/avibactam	-	-	0.75
Rounding			(0.01)
Adjusted Non-GAAP earnings per share:	$3.88	$4.43	$3.51

Critical Accounting Policies

The following accounting policies are important in understanding our financial condition and results of operations and should be considered an integral part of the financial review. Refer to the notes to the Consolidated Financial Statements for additional policies.

Estimates and Assumptions

The preparation of financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and of revenues and expenses during the reporting period. Estimates are made when accounting for sales allowances, returns, rebates and other pricing adjustments, depreciation, amortization, tax assets and liabilities, restructuring reserves and certain contingencies. Forest is subject to risks and uncertainties, which may include but are not limited to competition, federal or local legislation and regulations, litigation and overall changes in the healthcare environment that may cause actual results to vary from estimates. We review all significant estimates affecting the financial statements on a recurring basis and record the effects of any adjustments when necessary. Certain of these risks, uncertainties and assumptions are discussed further under the section entitled "Forward Looking Statements."

Goodwill and Intangible Assets

Goodwill and intangible assets are evaluated for impairment periodically or when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through the estimated undiscounted future cash flows from the use of these assets. When any such impairment exists, a charge is recorded in the Statement of Income in that period, to adjust the carrying value of the related asset. Additionally, goodwill and indefinite-lived intangible assets are subject to an impairment test at least annually.

Revenue Recognition

Revenues are recorded in the period the merchandise is shipped. As is typical in the pharmaceutical industry, gross product sales are subject to a variety of deductions, primarily representing rebates and discounts to government agencies, wholesalers and managed care organizations. These deductions represent estimates of the related liabilities and, as such, judgment is required when estimating the impact of these sales deductions on gross sales for a reporting period. Historically, our adjustments for actual future settlements have not been material. If estimates are not representative of actual settlements, results could be materially affected. Provisions for estimated sales allowances, returns, rebates and other pricing adjustments are accrued at the time revenues are recognized as a direct reduction of such revenue.

The accruals are estimated based on available information, including third party data, regarding the portion of sales on which rebates and discounts can be earned, adjusted as appropriate for specific known events and the prevailing contractual discount rate. Provisions are reflected either as a direct reduction to accounts receivable or, to the extent that they are due to entities other than customers, as accrued expense. Adjustments to estimates are recorded when customer credits are issued or payments are made to third parties.

The sensitivity of estimates can vary by program and type of customer. However, estimates associated with Medicaid and contract rebates are most at risk for adjustment because of the extensive time delay between the recording of the accrual and its ultimate settlement, an interval that can range up to one year. Because of this time lag, in any given quarter, adjustments to actual may incorporate revisions of prior quarters.

Provisions for Medicaid and contract rebates during a period are recorded based upon the actual historical experience ratio of rebates paid and actual prescriptions written. The experience ratio is applied to the period's sales to determine the rebate accrual and related expense. This experience ratio is evaluated regularly to ensure that the historical trends are as current as practicable. As appropriate, we will adjust the ratio to more closely match the current experience or expected future experience. In assessing this ratio, we consider current contract terms, such as the effect of changes in formulary status, discount rate and utilization trends. Periodically, the accrual is adjusted based upon actual payments made for rebates. If the ratio is not indicative of future experience, results could be affected. Rebate accruals for Medicaid were $70.3 million at March 31, 2012 and $56.7 million at March 31, 2011. Commercial discounts and other rebate accruals were $147.2 million at March 31, 2012 and $215.3 million at March 31, 2011. Accruals for chargebacks, discounts and returns were $53.0 million at March 31, 2012 and $59.0 million at March 31, 2011. These and other rebate accruals are established in the period the related revenue was recognized, resulting in a reduction to sales and the establishment of a liability, which is included in accrued expenses.

The following table summarizes the activity in the accounts related to accrued rebates, sales returns and discounts:

Years Ended March 31,	**2012**	**2011**
(In thousands)		
Beginning balance	$330,998	$301,382
Provision for rebates	821,148	699,920
Settlements	(869,571)	(662,798)
	(48,423)	37,122
Provision for returns	11,951	9,045
Change in estimate		(5,600)
Settlements	(13,108)	(12,463)
	(1,157)	(9,018)
Provision for chargebacks and discounts	386,646	370,108
Change in estimate	2,000	
Settlements	(399,559)	(368,596)
	(10,913)	1,512
Ending balance	$270,505	$330,998

Deductions for chargebacks (primarily discounts to group purchasing organizations and federal government agencies) closely approximate actual as these deductions are settled generally within 2-3 weeks of incurring the liability.

Forest's policy relating to the supply of inventory at wholesalers is to maintain stocking levels of up to 3 weeks and to keep monthly levels consistent from year to year, based on patterns of utilization. We have historically closely monitored wholesale customer stocking levels by purchasing information directly from customers and by obtaining other third party information. Unusual or unexpected variations in buying patterns or utilizations are investigated.

Sales incentives are generally given in connection with a new product launch. These sales incentives are recorded as a reduction of revenues and are based on terms fixed at the time goods are shipped. New product launches may result in expected temporary increases in wholesaler inventories, which as described above, are closely monitored and historically have not resulted in increased product returns.

Forward-Looking Statements

Except for the historical information contained herein, the Management Discussion and other portions of this Annual Report contain forward-looking statements that involve a number of risks and uncertainties, including the difficulty of predicting FDA approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, the timely development and launch of new products, changes in laws and regulations affecting the healthcare industry and the risk factors listed from time to time in our filings with the SEC, including the Annual Report on Form 10-K for the fiscal year ended March 31, 2012.

Quantitative and Qualitative Disclosures about Market Risk

In the normal course of business, operations may be exposed to fluctuations in currency values and interest rates. These fluctuations can vary the costs of financing, investing and operating transactions. Because we had no debt and only minimal foreign currency transactions, there was no material impact on earnings due to fluctuations in interest and currency exchange rates.

Selected Financial Data

March 31,	2012	2011	2010	2009	2008
(In thousands)					
Financial position:					
Current assets	$3,586,195	$5,259,673	$4,579,191	$3,785,954	$3,036,649
Current liabilities	929,309	937,858	979,646	817,828	610,825
Net current assets	2,656,886	4,321,815	3,599,545	2,968,126	2,425,824
Total assets	7,491,755	6,922,454	6,223,531	5,196,808	4,525,367
Total stockholders' equity	5,676,817	5,498,880	4,889,907	4,114,591	3,715,317

Years Ended March 31,	2012	2011	2010	2009	2008
(In thousands, except per share data)					
Summary of operations:					
Net sales	$4,392,548	$4,213,126	$3,903,524	$3,636,055	$3,501,802
Other income	193,496	206,574	289,338	286,727	334,527
Costs and expenses	3,348,356	3,081,964	3,242,176	2,952,248	2,625,932
Income before income tax expense	1,237,688	1,337,736	950,686	970,534	1,210,397
Income tax expense	258,630	290,966	268,303	202,791	242,464
Net income	979,058	1,046,770	682,383	767,743	967,933
Net income per share:					
Basic	$3.58	$3.60	$2.25	$2.52	$3.07
Diluted	$3.57	$3.59	$2.25	$2.52	$3.06
Weighted average number of common shares outstanding:					
Basic	273,561	291,058	303,386	304,363	314,949
Diluted	274,016	291,175	303,781	305,121	316,412

Consolidated Balance Sheets

Assets	March 31, 2012	2011
(In thousands, except for par values)		
Current assets:		
Cash (including cash equivalent investments of $1,576,922 at March 31, 2012 and $2,128,006 at March 31, 2011)	$1,579,515	$2,137,838
Marketable securities	847,555	1,713,303
Accounts receivable, less allowance for doubtful accounts of $2,290 at March 31, 2012 and $2,298 at March 31, 2011	471,784	535,486
Inventories, net	298,118	451,365
Deferred income taxes	246,451	217,432
Other current assets	142,772	204,249
Total current assets	3,586,195	5,259,673
Non-current assets:		
Marketable securities and investments	723,367	529,917
Property, plant and equipment, net	360,020	319,766
Goodwill	713,091	14,965
License agreements, product rights and other intangibles, net	2,104,048	725,494
Deferred income taxes		71,340
Other assets	5,034	1,299
Total non-current assets	3,905,560	1,662,781
Total assets	$7,491,755	$6,922,454
Liabilities and stockholders' equity		
Current liabilities:		
Accounts payable	$ 162,574	$ 190,767
Accrued expenses and other liabilities	766,735	747,091
Total current liabilities	929,309	937,858
Long-term liabilities:		
Income tax liabilities	570,417	485,716
Contingent acquisition liabilities	25,219	
Deferred tax liabilities	289,993	
Total liabilities	1,814,938	1,423,574
Contingencies (Note 13)		
Stockholders' equity:		
Preferred stock, $1.00 par; shares authorized 1,000; no shares issued or outstanding		
Common stock $.10 par; shares authorized 1,000,000; issued 428,746 shares in 2012 and 424,982 shares in 2011	42,875	42,498
Additional paid-in capital	1,700,734	1,631,887
Retained earnings	9,087,447	8,108,389
Accumulated other comprehensive (loss) income	(2,934)	7,996
Treasury stock, at cost (163,125 shares in 2012 and 138,863 shares in 2011)	(5,151,305)	(4,291,890)
Total stockholders' equity	5,676,817	5,498,880
Total liabilities and stockholders' equity	$7,491,755	$6,922,454

See accompanying notes to consolidated financial statements.

Consolidated Statements of Income

Years Ended March 31, *(In thousands, except per share data)*	2012	2011	2010
Net sales	$4,392,548	$4,213,126	$3,903,524
Contract revenue	155,214	165,356	208,474
Interest income	20,364	29,568	35,472
Other income	17,918	11,650	45,392
	4,586,044	4,419,700	4,192,862
Costs and expenses:			
Cost of sales	998,087	963,981	924,346
Selling, general and administrative	1,553,337	1,402,111	1,264,269
Research and development	796,932	715,872	1,053,561
	3,348,356	3,081,964	3,242,176
Income before income tax expense	1,237,688	1,337,736	950,686
Income tax expense	258,630	290,966	268,303
Net income	$ 979,058	$1,046,770	$ 682,383
Net income per share:			
Basic	$3.58	$3.60	$2.25
Diluted	$3.57	$3.59	$2.25
Weighted average number of common shares outstanding:			
Basic	273,561	291,058	303,386
Diluted	274,016	291,175	303,781

See accompanying notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income

Years Ended March 31, *(In thousands)*	2012	2011	2010
Net income	$979,058	$1,046,770	$682,383
Other comprehensive income (loss):			
Foreign currency translation (loss) gain	(14,747)	7,976	(2,398)
Pension liability adjustment, net of tax	1,556	(1,147)	(11,752)
Unrealized gains (losses) on securities:			
Unrealized holding gain (loss) arising during the period, net of tax	2,261	(2,528)	64,990
Other comprehensive (loss) income	(10,930)	4,301	50,840
Comprehensive income	$968,128	$1,051,071	$733,223

See accompanying notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity

Years Ended March 31, 2012, 2011, 2010

(In thousands)

	Common stock Shares	Common stock Amount	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock Shares	Treasury stock Amount
Balance, March 31, 2009	422,268	$42,227	$1,491,239	$6,379,236	($47,145)	120,653	$3,750,966
Shares issued upon exercise of stock options and vesting of restricted stock	1,822	182	16,970				
Treasury stock acquired from employees upon exercise of stock options and vesting of restricted stock						1,047	32,435
Tax benefit related to stock options exercised by employees			8,868				
Stock-based compensation			48,508				
Other comprehensive income					50,840		
Net income				682,383			
Balance, March 31, 2010	424,090	42,409	1,565,585	7,061,619	3,695	121,700	3,783,401
Shares issued upon exercise of stock options and vesting of restricted stock	892	89	2,807				
Treasury stock acquired from employees upon exercise of stock options and vesting of restricted stock						273	8,489
Purchase of treasury stock						16,890	500,000
Tax provision related to stock options exercised by employees			(747)				
Stock-based compensation			64,242				
Other comprehensive income					4,301		
Net income				1,046,770			
Balance, March 31, 2011	424,982	42,498	1,631,887	8,108,389	7,996	138,863	4,291,890
Shares issued upon exercise of stock options and vesting of restricted stock	3,764	377	9,512				
Treasury stock acquired from employees upon exercise of stock options and vesting of restricted stock						2,790	9,415
Purchase of treasury stock						21,472	850,000
Tax provision related to stock options exercised by employees			18				
Stock-based compensation			59,317				
Other comprehensive income					(10,930)		
Net income				979,058			
Balance, March 31, 2012	428,746	$42,875	$1,700,734	$9,087,447	($ 2,934)	163,125	$5,151,305

See accompanying notes to consolidated financial statements.

Years Ended March 31, (In thousands)	2012	2011	2010
Cash flows from operating activities:			
Net income	$ 979,058	$1,046,770	$ 682,383
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	40,952	42,257	45,025
Amortization, impairments and write-offs	80,905	30,755	41,485
Stock-based compensation expense	59,317	64,242	48,508
Deferred income tax (benefit) provision and other non-cash tax items	(39,450)	44,263	(16,376)
Net change in operating assets and liabilities:			
Decrease (increase) in:			
Accounts receivable, net	63,702	(59,833)	(26,209)
Inventories, net	162,166	16,404	(74,242)
Other current assets	62,685	(127,287)	67,288
Increase (decrease) in:			
Accounts payable	(39,584)	60,562	13,013
Accrued expenses	(6,140)	(102,350)	148,805
Income tax liabilities	84,701	131,738	89,589
Contingent acquisition liabilities	(11,000)		
Other	4,915	440	679
Net cash provided by operating activities	1,442,227	1,147,961	1,019,948
Cash flows from investing activities:			
Purchase of property, plant and equipment	(80,545)	(38,463)	(32,252)
Purchase of marketable securities	(2,026,247)	(2,942,226)	(2,638,354)
Redemption of marketable securities	2,697,149	2,900,869	2,140,826
Acquisitions	(1,262,651)		
Purchase of intangible assets	(469,364)	(289,401)	
Net cash used in investing activities	(1,141,658)	(369,221)	(529,780)
Cash flows from financing activities:			
Net proceeds from common stock options exercised by employees under stock option plans	9,889	2,896	1,374
Tax benefit (provision) related to stock-based compensation	18	(747)	8,868
Treasury stock transactions	(859,415)	(508,489)	(16,657)
Net cash used in financing activities	(849,508)	(506,340)	(6,415)
Effect of exchange rate changes on cash	(9,384)	1,954	40,826
Decrease (increase) in cash and cash equivalents	(558,323)	274,354	524,579
Cash and cash equivalents, beginning of year	2,137,838	1,863,484	1,338,905
Cash and cash equivalents, end of year	$1,579,515	$2,137,838	$1,863,484
Supplemental disclosures of cash flow information:			
Cash paid for income taxes	$190,984	$210,834	$156,083

See accompanying notes to consolidated financial statements.

Note 1. Summary of significant accounting policies *(estimated useful lives are stated in years)*:

Basis of consolidation: The Consolidated Financial Statements include the accounts of Forest Laboratories, Inc. and its subsidiaries, ("Forest" or "the Company") all of which are wholly-owned. All intercompany accounts and transactions have been eliminated.

Estimates and assumptions: The financial statements are prepared in conformity with accounting principles generally accepted in the United States (GAAP) which require the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities at the end of each period and of revenues and expenses during the reporting periods. Situations where estimates are required to be made include, but are not limited to, accounting for business combinations, sales allowances, returns, rebates and other pricing adjustments, depreciation, amortization, tax assets and liabilities, restructuring reserves and certain contingencies. Actual results may vary from estimates. The Company reviews all significant estimates affecting the financial statements on a recurring basis and records the effect of any adjustments when necessary.

Reclassifications: Certain amounts as previously reported have been reclassified to conform to current year classifications.

Foreign currency translation: The statements of income of the Company's foreign subsidiaries are translated into U.S. dollars using average exchange rates for the applicable period. Gains and losses arising from foreign currency transactions are included in the income statement. The assets and liabilities of the Company's foreign subsidiaries are translated into U.S. dollars using exchange rates at the end of the applicable period. The resulting translation adjustments arising from changes in the exchange rates are recorded in accumulated other comprehensive income (AOCI).

Cash equivalents: Cash equivalents consist of highly liquid investments purchased with maturities within three months of the purchase date which are readily convertible into cash.

Inventories: Inventories are stated at the lower of cost or market, with cost determined on the first-in, first-out basis.

Pre-launch inventories: The Company may accumulate commercial quantities of certain of its product candidates prior to the date it anticipates that such products will receive final U.S. Food and Drug Administration (FDA) approval. The accumulation of pre-launch inventories involves the risk that such products may not be approved for marketing by the FDA on a timely basis, or ever. This risk notwithstanding, the Company plans to continue to accumulate pre-launch inventories of certain products when such action is appropriate in relation to the commercial value of the product launch opportunity. In accordance with Company policy, all pre-launch inventory is expensed. At March 31, 2012 and 2011, the Company had no pre-launch inventories.

Marketable securities: Marketable securities, which are all classified as available-for-sale, are stated at fair value based on quoted market prices in accordance with Accounting Standards Codification (ASC) 320, "Investments - Debt and Equity Securities", and consist of high quality investments.

Accounts receivable and credit policies: The carrying amount of accounts receivable is reduced to fair value by recording a valuation allowance that reflects Management's best estimate of the amounts that will not be collected. In addition to reviewing delinquent accounts receivable, Management considers many factors in estimating its general allowance, including historical data, experience, customer types, creditworthiness and economic trends. From time to time, Management may adjust its assumptions for anticipated changes in any of those or other factors expected to affect collectability.

Property, plant and equipment and depreciation: Property, plant and equipment are stated at cost. Depreciation is recorded using the straight-line method over the estimated useful lives.

March 31,	2012	2011	Depreciation period in years
(In thousands)			
Land	$ 32,113	$ 31,175	
Buildings and improvements	286,835	282,524	10-50
Machinery, equipment and other	382,210	322,488	3-10
Property, plant and equipment	701,158	636,187	
Less: accumulated depreciation	341,138	316,421	
Property, plant and equipment, net	$360,020	$319,766	

Leasehold improvements are depreciated over the lesser of the useful life of the assets or the lease term. Included in property, plant and equipment at March 31, 2012 and 2011 is construction in progress of $56.8 million and $30.5 million, respectively, for facility expansions at various locations necessary to support the Company's current and future operations. Projects currently in-process or under evaluation are estimated to cost approximately $100 million to complete. For construction in progress, depreciation commences once the asset is placed into service.

Goodwill: Goodwill represents the excess of the fair value of the consideration transferred for an acquired business over the fair value of the identifiable net assets. The Company completed its annual impairment assessments for the years ended March 31, 2012 and 2011 and concluded that goodwill was not impaired.

Revenue recognition: Revenues are recorded in the period the merchandise is shipped. As is typical in the pharmaceutical industry, gross product sales are subject to a variety of deductions, primarily representing rebates and discounts to government agencies, wholesalers and managed care organizations. These deductions represent Management's best estimates of the related liabilities and, as such, judgment is required when estimating the impact of these sales deductions on gross sales for a reporting period. If estimates are not representative of actual future settlement, results could be materially affected. Provisions for estimated sales allowances, returns, rebates and other pricing adjustments are accrued at the time revenues are recognized as a direct reduction of such revenue.

The accruals are estimated based on available information, including third party data, regarding the portion of sales on which rebates and discounts can be earned, adjusted as appropriate for specific known events and the prevailing contractual discount rate. Provisions are reflected either as a direct reduction to accounts receivable or, to the extent that they are due to entities other than customers, as accrued expense. Adjustments to estimates are recorded when Management becomes aware of a change of circumstances or when customer credits are issued or payments are made to third parties.

Deductions for chargebacks (primarily discounts to group purchasing organizations and federal government agencies) closely approximate actual as these deductions are settled generally within 2-3 weeks of incurring the liability.

Sales incentives are generally given in connection with a new product launch. These sales incentives are recorded as a reduction of revenues and are based on terms fixed at the time goods are shipped. New product launches may result in expected temporary increases in wholesaler inventories, which are closely monitored and historically have not resulted in increased product returns.

Shipping and handling costs: Presently, the Company does not charge its customers for any freight costs for domestic shipments in the ordinary course of business. The amounts of such costs are included in selling, general and administrative expense and are not material.

Research and development: Expenditures for research and development, including upfront licensing fees and milestone payments (license payments) associated with developmental products that have not yet been approved by the FDA, are charged to research and development expense as incurred. License payments due to third parties upon, or subsequent to FDA approval, are recorded as intangible assets and classified as License agreements, product rights and other intangibles, net.

Savings and profit sharing plans: Substantially all non-bargaining unit employees of the Company's domestic subsidiaries may participate in the savings and profit sharing plans after becoming eligible for the respective plan (as defined in each of the plans). In the Savings Plan, participants contribute a portion of their qualifying compensation each pay period, up to the allowable limit, and the Company provides a matching contribution as defined by the plan. For the Profit Sharing Plan, the Company makes contributions on an annual basis, which are allocated to participants as defined by the plan. All contributions made to the Profit Sharing Plan are at the discretion of the Company. Savings and profit sharing contributions amounted to approximately $43.4 million, $41.4 million and $37.7 million for fiscal years 2012, 2011 and 2010, respectively.

Earnings per share: Basic earnings per share is computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects, in periods in which they have a dilutive effect, the effect of common shares issuable upon exercise of stock options and vesting of restricted stock. The weighted average number of diluted common shares outstanding is reduced by the treasury stock method which, in accordance with ASC 718 "Compensation – Stock Compensation", takes into consideration the compensation cost attributable to future services not yet recognized.

Accumulated other comprehensive income: Other comprehensive income (losses) refer to revenues, expenses, gains and losses which are excluded from net income under GAAP. These amounts are recorded as an adjustment to stockholders' equity in AOCI, which is reflected as a separate component of equity. AOCI comprises the cumulative effects, net of taxes, of foreign currency translation, pension liability adjustments and unrealized gains (losses) on securities, and amounted to approximately $9.1 million, ($11.3 million) and ($0.7 million), respectively, at March 31, 2012 and $18.8 million, ($12.9 million) and $2.1 million, respectively, at March 31, 2011.

Income taxes: The Company accounts for income taxes using the liability method. Under the liability method, deferred income taxes are provided on the differences in bases of assets and liabilities between financial reporting and tax returns using enacted tax rates.

Uncertain tax positions: The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate resolution.

Long-lived assets: Long-lived assets, such as goodwill and intangible assets and property, plant and equipment, are evaluated for impairment periodically or when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through the estimated undiscounted future cash flows from the use of these assets. When any such impairment exists, a charge is recorded in the Statement of Income in that period, to adjust the carrying value of the related asset. For the fiscal years ended March 31, 2012, 2011 and 2010, there were no such impairments recorded.

Stock-based compensation: The Board of Directors awards stock options and restricted stock to employees and non-employee directors. The fair value for stock options is calculated using the Black-Scholes valuation model and restricted stock is accounted for at fair value based upon the stock price on the date of grant. These compensation costs are amortized on a straight-line basis (net of forfeitures) over the requisite service period.

Compensation expense of $59.3 million ($44.3 million net of tax), $64.2 million ($41.3 million net of tax), and $48.5 million ($38.7 million net of tax) was charged to cost of sales, selling, general and administrative and research and development expense for the fiscal years ended March 31, 2012, 2011 and 2010, respectively. Total compensation cost related to non-vested stock based awards not yet recognized as of March 31, 2012 was $138.2 million pre-tax and the weighted-average period over which the cost is expected to be recognized is approximately 2.8 years.

The following weighted-average assumptions were used in determining the fair values of stock options using the Black-Scholes model:

Years Ended March 31,	2012	2011	2010
Expected dividend yield	0%	0%	0%
Expected stock price volatility	27.49%	27.32%	29.70%
Risk-free interest rate	1.4%	2.0%	2.6%
Expected life of options (years)	7	7	6

The Company has never declared a cash dividend. The expected stock price volatility is based on implied volatilities from traded options on the Company's stock as well as historical volatility. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant in conjunction with the expected life of options. The expected life is based upon historical data and represents the period of time that granted options are expected to be outstanding.

Collaboration arrangements: The Company accounts for collaboration arrangements in accordance with ASC 808 "Collaborative Agreements" pursuant to which payments to and receipts from our collaboration partners are presented in our Consolidated Statements of Income based on the nature of the arrangement (including its contractual terms), the nature of the payments and applicable guidance.

Business combinations: The Company accounts for business combinations under the acquisition method of accounting, which requires the assets acquired and liabilities assumed to be recorded at their respective fair values as of the acquisition date in the Company's Consolidated Financial Statements. The determination of estimated fair value may require management to make significant estimates and assumptions. The purchase price is the fair value of the total consideration conveyed to the seller and the excess of the purchase price over the fair value of the acquired net assets, where applicable, is recorded as goodwill. The results of operations of an acquired business are included in our Consolidated Financial Statements from the date of acquisition. Costs associated with the acquisition of a business are expensed in the period incurred.

Recent accounting standards: In September 2011, the Financial Accounting Standards Board ("FASB" or "the Board") issued Accounting Standards Update (ASU) 2011-08 Intangibles - Goodwill and Other: Testing Goodwill for Impairment. This ASU amends FASB Codification Topic 350 to provide an option for an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether to perform the two-step goodwill impairment test. The Company adopted this standard as of January 1, 2012 and it did not have a significant impact on the Company's Consolidated Financial Statements.

In May 2011, the FASB released ASU 2011-04 "Fair Value Measurement", which amends ASC 820 "Fair Value Measurements and Disclosures". This standard became effective as of January 1, 2012. The adoption of this standard did not have a significant impact on the Company's Consolidated Financial Statements.

In June 2011, the FASB issued ASU 2011-05, Comprehensive Income: Presentation of Comprehensive Income. This ASU amends FASB Codification Topic 220, Comprehensive Income, to require an entity to present the total of comprehensive income, the components of net income and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. ASU 2011-05 is effective for fiscal years and interim periods within those fiscal years beginning after December 15, 2011 and early adoption is permitted. In December 2011, the FASB issued ASU 2011-12 which amends ASU 2011-05 to defer only those changes in ASU 2011-05 that relate to the presentation of reclassification adjustments to allow the Board time to redeliberate whether to present on the face of the financial statements the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income for all periods presented. The adoption of this standard, as amended, will not have a significant impact on the Company's Consolidated Financial Statements.

Note 2. Net income per share:

A reconciliation of shares used in calculating basic and diluted net income per share follows:

Years Ended March 31,	2012	2011	2010
(In thousands)			
Basic	273,561	291,058	303,386
Effect of assumed conversion of employee stock awards	455	117	395
Diluted	274,016	291,175	303,781

Options to purchase approximately 13.9 million shares of common stock at exercise prices ranging from $26.18 to $59.05 per share that were outstanding during a portion of fiscal year 2012, and options to purchase 17 million and 18.5 million shares of common stock at exercise prices ranging from $22.19 to $63.44 per share that were outstanding during a portion of fiscal years 2011 and 2010, respectively, were not included in the computation of diluted earnings per share because they were anti-dilutive. These options expire through 2022.

On August 15, 2011, the Company paid $350 million for the purchase of its common stock under an accelerated share repurchase transaction (August 2011 ASR) entered into with Morgan Stanley & Co. LLC (MSCO). As of March 31, 2012, the Company received 9.7 million shares under the August 2011 ASR at an average price of $32.83 per share. All remaining shares under the August 2011 ASR, if any, up to a maximum of 1.2 million shares, will be received upon final settlement of the transaction, which is scheduled for no later than the second quarter of the fiscal year ending March 31, 2013, and may occur earlier at the option of MSCO or later under certain circumstances. The exact number of additional shares, if any, to be delivered to the Company under the transaction, will be based on the volume weighted-average price of the Company's stock during the term of the August 2011 ASR, subject to a minimum and maximum price for the purchased shares. The Company has evaluated the August 2011 ASR for its potential dilution and as a result, these additional shares were not included in the weighted-average diluted earnings per share calculation because their effect would be anti-dilutive. As of March 31, 2012, based on the hedge period reference price of $32.83, approximately $31.8 million of the $350 million related to the transaction is recorded as a reduction to stockholders' equity pending final settlement of the transaction.

On June 3, 2011, the Company entered into an agreement with MSCO to repurchase $500 million of its common stock utilizing an accelerated share repurchase transaction (June 2011 ASR). As of March 31, 2012, the Company received 11.8 million shares under the June 2011 ASR at an average price of $38.59 per share. All remaining shares under the June 2011 ASR, if any, up to a maximum of 1.7 million shares, will be received upon final settlement of the transaction, which is scheduled for no later than the second quarter of the fiscal year ending March 31, 2013, and may occur earlier at the option of MSCO or later under certain circumstances. The exact number of additional shares, if any, to be delivered to the Company under the transaction, will be based on the volume weighted-average price of the Company's stock during the term of the June 2011 ASR, subject to a minimum and maximum price for the purchased shares. The Company has evaluated the June 2011 ASR for its potential dilution and as a result, these additional shares were not included in the weighted-average diluted earnings per share calculation because their effect would be anti-dilutive. As of March 31, 2012, based on the hedge period reference price of $38.59, approximately $45.5 million of the $500 million related to the transaction is recorded as a reduction to stockholders' equity pending final settlement of the transaction.

On June 8, 2010, the Company entered into an agreement with MSCO to repurchase $500 million of its common stock utilizing an accelerated share repurchase transaction (June 2010 ASR). Pursuant to the June 2010 ASR, MSCO delivered to the Company 16.9 million shares in the June 2010 quarter. No additional shares were repurchased pursuant to the June 2010 ASR and the transaction was settled in March 2011.

Note 3. Business operations:

The Company and its principal operating subsidiaries, which are located primarily in the United States and Europe, manufacture and market ethical pharmaceutical products and other healthcare products. The Company operates in only one segment. Sales are made primarily in the United States and European markets. The net sales and long-lived assets for the years ended March 31, 2012, 2011 and 2010, are from the Company's or one of its subsidiaries' country of origin, as follows:

Years Ended March 31,	2012		2011		2010	
(In thousands)	Net sales	Long-lived assets	Net sales	Long-lived assets	Net sales	Long-lived assets
United States	$4,261,976	$ 386,427	$4,126,030	$ 292,463	$3,831,553	$293,716
Ireland	61,747	2,759,069	33,145	763,787	22,862	505,725
United Kingdom	68,825	31,663	53,951	3,975	49,109	6,074
	$4,392,548	$3,177,159	$4,213,126	$1,060,225	$3,903,524	$805,515

Net sales exclude sales between the Company and its subsidiaries.

Net sales by therapeutic class are as follows:

Years Ended March 31,	2012	2011	2010
(In thousands)			
Central nervous system (CNS)	$3,694,898	$3,688,764	$3,455,700
Cardiovascular	381,621	311,769	218,365
Other	316,029	212,593	229,459
	$4,392,548	$4,213,126	$3,903,524

The Company's CNS franchise consisting of Lexapro®, Namenda®, Savella®, Celexa® and Viibryd® accounted for 84%, 88% and 89% of the Company's net sales for the years ended March 31, 2012, 2011 and 2010, respectively.

The following illustrates net sales to the Company's principal customers:

Years Ended March 31,	2012	2011	2010
McKesson Drug Company	36%	37%	36%
Cardinal Health, Inc.	30%	32%	33%
AmerisourceBergen Corporation	20%	20%	20%

Note 4. Accounts receivable:

Accounts receivable, net, consists of the following:

March 31, *(In thousands)*	2012	2011
Trade	$401,902	$482,725
Other	69,882	52,761
	$471,784	$535,486

Note 5. Inventories:

Inventories, net of reserves for obsolescence, consist of the following:

March 31, *(In thousands)*	2012	2011
Raw materials	$ 93,037	$ 79,237
Work in process	10,077	18,569
Finished goods	195,004	353,559
	$298,118	$451,365

Note 6. Fair value measurements:

ASC 820, "Fair Value Measurements and Disclosures", defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions. The standard also requires the use of a fair value hierarchy that prioritizes inputs to fair value measurement techniques into three broad levels. The following is a brief description of those three levels:

Level 1: Observable inputs such as quoted prices for identical assets or liabilities in active markets.

Level 2: Observable inputs other than quoted prices that are directly or indirectly observable for the asset or liability, including quoted prices for similar assets or liabilities in active markets; quoted prices for similar or identical assets or liabilities in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3: Unobservable inputs that reflect the reporting entity's own assumptions.

The Company's financial assets are adjusted to fair value at March 31, 2012 and include its commercial paper investments, money market accounts, municipal bonds and notes, government agency bonds, corporate bonds, certificates of deposit, variable rate demand notes, floating rate notes and auction rate securities (ARS). These assets are subject to the measurement and disclosure requirements of ASC 820. The Company adjusts the value of these instruments to fair value each reporting period.

The following table presents the fair value hierarchy of the Company's financial assets at March 31, 2012 and 2011:

(In thousands) Description	Fair value at March 31, 2012	Quoted prices in active markets for identical assets (Level 1)	Significant other observable market inputs (Level 2)	Unobservable market inputs (Level 3)
Money market accounts	$1,059,868	$938,526	$121,342	
Municipal bonds and notes	69,613		69,613	
Commercial paper	556,794	284,981	271,813	
Variable rate demand notes	4,000		4,000	
Floating rate notes	467,259	467,259		
Auction rate securities	25,089			$25,089
Certificates of deposit	215,801	87,904	127,897	
Corporate bonds	568,775		568,775	
Government agency bonds	152,916		152,916	

(In thousands) Description	Fair value at March 31, 2011	Quoted prices in active markets for identical assets (Level 1)	Significant other observable market inputs (Level 2)	Unobservable market inputs (Level 3)
Money market accounts	$1,560,484	$1,224,132	$336,352	
Municipal bonds and notes	158,484		158,484	
Commercial paper	807,604	349,067	458,537	
Variable rate demand notes	201,025		201,025	
Floating rate notes	250,247	250,247		
Auction rate securities	34,539			$34,539
Certificates of deposit	595,713	293,978	301,735	
Corporate bonds	518,513		518,513	
Government agency bonds	215,492		215,492	

The Company determines fair value based on a market approach using quoted market values, significant other observable inputs for identical or comparable assets or liabilities, or discounted cash flow analyses. As of March 31, 2012 and 2011, the Company determined the value of the ARS portfolio based upon a discounted cash flow model. The assumptions used in the valuation model include estimates for interest rates, timing and the amount of cash flows, and expected holding periods for the ARS.

There were no purchases or material realized gains within the Level 3 ARS during the year ended March 31, 2012. During the quarter ended December 31, 2011 the Company recorded an other than temporary impairment totaling $3.1 million on a portion of its available for sale Level 3 ARS, including the realization of a previously unrealized loss of $1.9 million which was classified in AOCI and the recognition of an additional other than temporary impairment of $1.2 million. The Company determined these investments to be impaired as a result of an analysis to evaluate the realizable value. Management considered all available evidence in its evaluation including but not limited to the following: a) the creditworthiness of the bond issuer, b) the ability to retain these investments in the issuer for a period of time sufficient to allow for any anticipated recovery in market value, and c) recent trading volume and price of these securities. The following table presents a reconciliation of the Level 3 investments measured at fair value on a recurring basis using unobservable inputs:

Years Ended March 31,	2012	2011
(In thousands)		
Balance at beginning of period	$34,539	$36,089
Sales	(8,295)	(1,550)
Other than temporary impairment	(1,155)	
Balance at end of period	$25,089	$34,539

Certain money market accounts are classified as Level 1 assets. All floating rate notes, certain commercial paper investments and certificates of deposit are also classified as Level 1 assets because they consist of publicly traded securities which are priced and actively traded on a daily basis.

Certain of the Company's money market accounts, commercial paper and certificates of deposit and all of the Company's variable rate demand notes, municipal bonds and notes, corporate bonds and government agency bonds are based on Level 2 inputs in the ASC 820 fair value hierarchy.

At March 31, 2012, the Company held investments in ARS amounting to $25.1 million (with underlying maturities from 19.8 to 30.2 years) of which $9 million is collateralized by student loans. Substantially all such collateral in the aggregate is guaranteed by the United States government under the Federal Family Education Loan Program.The balance of the ARS investments of $16.1 million are issued by local municipal governments. Liquidity for these securities was normally dependent on an auction process that resets the applicable interest rate at pre-determined intervals, ranging from 7 to 35 days. Beginning in February 2008, the auctions for the ARS held by the Company and others were unsuccessful, requiring the Company to continue to hold them beyond their typical auction reset dates. Auctions fail when there is insufficient demand. However, this does not represent a default by the issuer of the security. Upon an auction's failure, the interest rates reset based on a formula contained in the security. The rate is generally equal to or higher than the current market rate for similar securities. The securities will continue to accrue interest and be auctioned until one of the following occurs: the auction succeeds; the issuer calls the securities; or the securities mature.

The Company classifies the ARS as non-current assets held for sale under the heading "Marketable securities and investments" in the Company's Consolidated Balance Sheets at fair value.

Note 7. Marketable securities:

Available-for-sale debt securities consist of the following:

(In thousands) March 31, 2012	Estimated fair value	Gains in accumulated other comprehensive income	Losses in accumulated other comprehensive income
Current:			
Municipal bonds and notes	$ 33,723	$ 52	
Government agency bonds	92,829	123	
Commercial paper	239,393	334	($ 70)
Certificates of deposit	91,819	320	
Corporate bonds	210,852	76	(79)
Floating rate notes	178,939	281	(22)
Total current securities	847,555	1,186	(171)
Non-current:			
Municipal bonds and notes	35,890	45	
Government agency bonds	60,087	185	
Commercial paper	14,682	111	
Corporate bonds	305,697	779	(82)
Auction rate notes	25,089		
Floating rate notes	254,193		(10,547)
Total non-current securities	695,638	1,120	(10,629)
Total available-for-sale debt securities	$1,543,193	$2,306	($10,800)

(In thousands) March 31, 2011	Estimated fair value	Gains in accumulated other comprehensive income	Losses in accumulated other comprehensive income
Current:			
Variable rate demand notes	$ 178,435		
Municipal bonds and notes	144,950	$ 195	
Government agency bonds	160,894	207	
Commercial paper	606,986	753	($ 107)
Certificates of deposit	241,964	73	
Corporate bonds	252,146	289	(71)
Floating rate notes	127,928		(11,582)
Total current securities	1,713,303	1,517	(11,760)
Non-current:			
Municipal bonds and notes	13,534	21	
Government agency bonds	54,598	4,504	(122)
Certificates of deposit	9,436		(1)
Corporate bonds	266,366		(2,401)
Auction rate notes	34,539		(1,906)
Floating rate notes	122,319	391	(2,782)
Total non-current securities	500,792	4,916	(7,212)
Total available-for-sale debt securities	$2,214,095	$6,433	($18,972)

Proceeds from the sales of available-for-sale debt securities were $2.7 billion and $2.9 billion during fiscal years 2012 and 2011, respectively. Gross realized gains on those sales during fiscal years 2012 and 2011 were $4.4 million and $9.3 million, respectively. For purposes of determining gross realized gains and losses, the cost of securities is based on average cost. Net unrealized holding losses on available-for-sale debt securities in the amount of $8.5 million and $12.5 million for the years ended March 31, 2012 and 2011, respectively, have been included in stockholders' equity: AOCI. The preceding table does not include the Company's investment in Ironwood Pharmaceuticals, Inc. (Ironwood) of $27.7 million and $29.1 million at March 31, 2012 and 2011, respectively, which is held at fair market value based on the quoted market price for the related security.

Contractual maturities of available-for-sale debt securities at March 31, 2012, are as follows:

(In thousands)	Estimated fair value
Within one year	$ 847,555
1-5 years	659,786
5-10 years	15,196
After 10 years	20,656
	$1,543,193

Actual maturities may differ from contractual maturities because some borrowers have the right to call or prepay obligations with or without call penalties.

The Company currently invests funds in variable rate demand notes that have major bank liquidity agreements, money market accounts, municipal bonds and notes, government agency bonds, commercial paper, corporate bonds, certificates of deposit, auction rate securities and floating rate notes. Certain securities are subject to a hard-put option(s) where the principal amount is contractually assured by the issuer and any resistance to the exercise of these options would be deemed as a default by the issuer. Such a potential default would be reflected in the issuer's respective credit rating, for which the Company maintains investment grade requirements pursuant to its corporate investment guidelines. While the Company believes its investments that have net unrealized losses are temporary, further declines in the value of these investments may be deemed other-than-temporary if the credit or capital markets were to deteriorate in future periods. The Company has the ability and intends to hold its investments until a recovery of fair value, which may be at maturity. Therefore, the Company does not consider these investments to be other-than-temporarily impaired and will continue to monitor global market conditions to minimize the uncertainty of impairments in future periods.

Note 8. Intangible assets and license agreements *(amortization periods are stated in years)*:

License agreements, product rights and other intangibles consist of the following:

(In thousands)

	March 31, 2012			March 31, 2011	
	Weighted average amortization period	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization
Amortized intangible assets:					
License agreements	11	$1,403,114	$107,314	$434,446	$ 94,619
Product rights	11	90,817	52,929	61,788	42,672
Buy-out of royalty agreements	10	798,617	28,257	370,000	4,582
Trade names	20	34,190	34,190	34,190	33,057
Total	13	$2,326,738	$222,690	$900,424	$174,930

Amortization of license agreements, product rights and other intangibles charged to selling, general and administrative expense and cost of goods sold for fiscal years ended March 31, 2012, 2011 and 2010 amounted to approximately $80.9 million, $30.8 million and $31.4 million, respectively. Future annual amortization expense expected is as follows:

Years Ending March 31, *(In thousands)*	
2013	$104,077
2014	143,759
2015	171,871
2016	190,790
2017	214,071
	$824,568

In connection with the acquisition of Clinical Data, Inc. (Clinical Data), completed in April 2011, the Company recorded intangible assets totaling approximately $1 billion. Refer to Note 16 Business combinations for further details.

In March 2012, the Company entered into an agreement with Janssen Pharmaceutica N.V. (Janssen), under which it acquired all U.S. patents and other U.S. and Canadian intellectual property for Bystolic (nebivolol) Forest's beta-1 selective beta-blocker approved for marketing by the FDA in December 2007. This transaction eliminates all future royalty payments for Bystolic. Under the terms of the agreement, the Company recorded an intangible asset of $429 million as a result of a one-time cash payment of $357 million to Janssen and the allocation of existing prepaid royalties.

In fiscal 2012, the Company entered into an agreement with Blue Ash Therapeutics, LLC (Blue Ash) to acquire the worldwide rights to azimilide, a novel Class III antiarrhythmic agent originally developed by Proctor & Gamble Pharmaceuticals. Pursuant to the agreement, the Company made an upfront payment of $40 million to Blue Ash which was charged to research and development expense and will be obligated to make future milestone payments upon the successful commercialization of azimilide. The Company will also be obligated to pay Blue Ash royalties based on net sales of the product. Forest will be responsible for all future development and commercialization costs.

In fiscal 2011, the Company entered into three agreements to license or acquire product rights. The first agreement was with TransTech Pharma, Inc. (TransTech) for the development and commercialization of GKA compounds discovered and developed by TransTech. These compounds represent a novel class of glucose-lowering agents for the treatment of type II diabetes. Under the terms of the agreement, the Company made an upfront license payment of $50 million to TransTech which was charged to research and development expense. The second was with Grünenthal GmbH (Grünenthal) for the co-development and commercialization of GRT 6005 and its follow-on compound GRT 6006, small molecule analgesic compounds in development for the treatment of moderate to severe chronic pain. Pursuant to the agreement, the Company made an upfront payment to Grünenthal of $66.1 million which was charged to research and development expense. Under the third agreement, also with Grünenthal, the Company acquired certain businesses and rights previously held by Grünenthal for colistin and all rights previously licensed by Forest to Grünenthal for Colobreathe®. Nebulized colistin is an antibiotic used in the treatment of cystic fibrosis, currently being marketed by Forest in the United Kingdom and Ireland. Colobreathe is a novel dry powder inhaler containing colistin, developed by Forest and approved by the European Medicines Agency in February 2012. Under the terms of the asset purchase agreement, the Company paid Grünenthal approximately $100 million. The value assigned to colistin is being amortized using the straight-line method over the useful life of the product and is being charged to selling, general and administrative expense, while the value assigned to Colobreathe was charged to research and development expense as this product did not have regulatory approval at the time of the agreement.

In October 2010, the Company received marketing approval from the FDA for Teflaro® (ceftaroline fosamil) for the treatment of adults with community-acquired bacterial pneumonia, including cases caused by *Streptococcus pneumoniae* and with acute bacterial skin and skin structure infections, including cases caused by methicillin-resistant *Staphylococcus aureus*. The worldwide rights (excluding Japan) to Teflaro are in-licensed on an exclusive basis from Takeda Pharmaceutical Company Limited (Takeda). Pursuant to the agreement, upon FDA approval, the Company made a milestone payment of $8 million to Takeda which is being amortized using the straight-line method over the useful life of the product and is being charged to selling, general and administrative expense.

In February 2011, the Company received approval from the FDA for the marketing of Daliresp® (roflumilast). Daliresp is a novel first-in-class, once-daily, orally administered, selective phosphodiesterase-4 (PDE4) enzyme inhibitor, developed by our partner Nycomed GmbH (Nycomed) as a treatment to reduce the risk of exacerbations in patients with severe chronic obstructive pulmonary disease (COPD). Pursuant to the agreement, upon FDA approval, the Company made a milestone payment to Nycomed of approximately $182 million which is being amortized using the straight-line method over the useful life of the product and is being charged to selling, general and administrative expense.

In fiscal 2010, the Company entered into four license agreements. The first was with Nycomed for the exclusive U.S. rights to develop and commercialize roflumilast (Daliresp). The second was with AstraZeneca AB (AstraZeneca) to acquire additional rights to avibactam (the International Nonproprietary Name for NXL104 as approved by the World Health Organization) and amended the Company's prior agreement with Novexel S.A. Pursuant to this amended agreement, the Company acquired full worldwide rights to the ceftaroline/avibactam combination while simultaneously licensing rights outside the United States, Canada and Japan to AstraZeneca. We also acquired co-development and exclusive commercialization rights in the United States and Canada to all other products containing avibactam including the ceftazidime/avibactam combination. The third agreement was with Almirall, S.A. (Almirall) to develop, market and distribute LAS100977, an inhaled long-acting beta-2 agonist being developed in combination with an undisclosed corticosteroid as a monotherapy for the treatment of asthma and COPD. Pursuant to each of these agreements, the Company paid upfront license fees of $100 million to Nycomed, $229 million to AstraZeneca and $75 million to Almirall. These fees were charged to research and development expense. The fourth agreement was with AstraZeneca, for the co-development and commercialization of ceftaroline (Teflaro) worldwide, excluding the United States, Canada and Japan. Under the terms of the agreement, the Company received an upfront payment of $40 million which was recorded to other income.

Note 9. Accrued expenses:

Accrued expenses consist of the following:

March 31,	2012	2011
(In thousands)		
Managed care and Medicaid rebates	$217,546	$271,955
Employee compensation and other benefits	168,325	136,903
Clinical research and development costs	112,839	69,384
Other	268,025	268,849
	$766,735	$747,091

Note 10. Debt facility:

On December 7, 2007, the Company established a $500 million revolving credit facility for the purpose of providing financial liquidity for financing strategic business development and general corporate purposes. The facility can be increased to $750 million based upon agreement with the participating lenders and expires on December 7, 2012. As of May 24, 2012, the Company has not drawn any funds from the available credit. The utilization of the revolving credit facility is subject to the adherence to certain financial covenants such as leverage and interest coverage ratios.

Note 11. Commitments:

Leases: The Company leases manufacturing, laboratory, office and warehouse facilities, equipment and automobiles under operating leases expiring through fiscal 2027. Rent expense was approximately $39.5 million, $33 million and $35.4 million for fiscal years ended March 31, 2012, 2011 and 2010, respectively. Future minimum rental payments under noncancellable leases are as follows:

Years Ending March 31,	
(In thousands)	
2013	$ 41,101
2014	33,133
2015	24,524
2016	19,560
2017	19,988
Thereafter	95,810
	$234,116

License agreements: The Company has entered into several license and collaboration agreements for products currently under development. Pursuant to these agreements, the Company may be obligated in future periods to make additional milestone payments totaling approximately $1.1 billion. These milestone payments become due and are payable only upon the achievement of certain research and development (approximately $449 million) and regulatory approval (approximately $602 million) milestones. The specific timing of such milestones cannot be predicted and depend upon future clinical developments as well as regulatory agency actions which cannot be predicted with certainty (including actions which may never occur). Further, under the terms of certain licensing agreements, the Company may be obligated to pay commercial milestones contingent upon the achievement of specific sales levels. Due to the long-range nature of such commercial milestone amounts, they are neither probable at this time nor predictable and consequently are not included in this disclosure.

Inventory purchase commitments: The Company has inventory purchase commitments of $116.3 million as of March 31, 2012.

Note 12. Stockholders' equity:

Under the 2007 Equity Incentive Plan (the 2007 Plan) as amended in August 2010, 29 million shares have been authorized to be issued to employees of the Company and its subsidiaries at prices not less than the fair market value of the common stock at the date of grant. The 2007 Plan provides for the granting of incentive and nonqualified stock options, restricted stock, stock appreciation rights and stock equivalent units. These awards generally vest in three to five years. Stock option grants may be exercisable for up to ten years from the date of issuance.

The following table summarizes information about stock options outstanding at March 31, 2012:

	Options outstanding			Options exercisable	
Range of exercise prices	Number outstanding	Weighted average remaining contractual life (in years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
$20.55 to $30.00	5,493	8.4	$27.66	1,130	$24.88
30.01 to 50.00	9,898	6.2	36.16	5,572	38.51
50.01 to 59.05	1,852	2.1	52.82	1,828	52.84
	17,243	6.4	35.24	8,530	39.77

Transactions under the stock option plan are summarized as follows:

(In thousands)	Shares	Weighted average exercise price	Weighted average remaining contractual life (in years)	Aggregate intrinsic value
Stock options:				
Outstanding at March 31, 2009				
(at $12.29 to $76.66 per share)	18,853	$38.58		
Granted (at $22.19 to $31.27 per share)	3,011	29.65		
Exercised (at $12.29 to $24.67 per share)	(1,296)	13.41		
Forfeited and Expired	(1,867)	47.07		
Outstanding at March 31, 2010				
(at $20.55 to $63.44 per share)	18,701	$38.05		
Granted (at $26.18 to $32.28 per share)	3,241	31.14		
Exercised (at $20.55 to $31.27 per share)	(115)	25.17		
Forfeited and Expired	(4,742)	37.79		
Outstanding at March 31, 2011				
(at $20.55 to $63.44 per share)	17,085	$36.90		
Granted (at $30.00 to $34.49 per share)	3,758	31.04		
Exercised (at $20.55 to $39.88 per share)	(351)	28.19		
Forfeited and Expired	(3,249)	39.89		
Outstanding at March 31, 2012				
(at $20.55 to $59.05 per share)	17,243	$35.24	6.4	$51,664
Exercisable at March 31, 2012	8,530	$39.77	4.4	$15,371

	Shares	Weighted average grant date fair value
Restricted stock:		
Outstanding at March 31, 2009	1,360	$27.87
Granted	1,122	30.82
Vested	(525)	28.46
Forfeited	(71)	27.81
Outstanding at March 31, 2010	1,886	$29.46
Granted	1,272	31.82
Vested	(777)	29.61
Forfeited	(106)	29.88
Outstanding at March 31, 2011	2,275	$30.72
Granted	1,239	30.43
Vested	(928)	30.66
Forfeited	(101)	30.62
Outstanding at March 31, 2012	2,485	$30.60

At March 31, 2012, 10 million shares were available for grant.

The total intrinsic value of stock options exercised during the years ended March 31, 2012, 2011 and 2010 was \$2.5 million, \$0.8 million and \$23.2 million, respectively, and the total intrinsic value of restricted stock vested during the years ended March 31, 2012, 2011 and 2010 was \$28.6 million, \$24.3 million and \$15.5 million, respectively. The weighted average grant date fair value per stock option granted during the years ended March 31, 2012, 2011 and 2010 were \$9.68, \$10.00 and \$10.17, respectively. The total cash received as a result of stock option exercises for the years ended March 31, 2012, 2011 and 2010 was approximately \$9.9 million, \$2.9 million and \$1.4 million, respectively. In connection with these exercises, the Company recorded a net tax benefit of \$0.02 million for the year ended March 31, 2012, a net tax provision of \$0.7 million for the year ended March 31, 2011 and a net tax benefit of \$8.9 million, for the year ended March 31, 2010. The Company settles employee stock option exercises with newly issued common shares.

Note 13. Contingencies:

The Company remains a defendant in actions filed in various federal district courts alleging certain violations of the federal anti-trust laws in the marketing of pharmaceutical products. In each case, the actions were filed against many pharmaceutical manufacturers and suppliers and allege price discrimination and conspiracy to fix prices in the sale of pharmaceutical products. The actions were brought by various pharmacies (both individually and, with respect to certain claims, as a class action) and seek injunctive relief and monetary damages. The Judicial Panel on Multidistrict Litigation (MDL) ordered these actions coordinated (and, with respect to those actions brought as class actions, consolidated) in the Federal District Court for the Northern District of Illinois (Chicago) under the caption "*In re Brand Name Prescription Drugs Antitrust Litigation*."

On November 30, 1998, the defendants remaining in the consolidated federal class action (which proceeded to trial beginning in September 1998), including Forest, were granted a directed verdict by the trial court after the plaintiffs had concluded their case. In ruling in favor of the defendants, the trial judge held that no reasonable jury could reach a verdict in favor of the plaintiffs and stated "the evidence of conspiracy is meager, and the evidence as to individual defendants paltry or non-existent." The Court of Appeals for the Seventh Circuit subsequently affirmed the granting of the directed verdict in the federal class case in the Company's favor.

Following the Seventh Circuit's affirmation of the directed verdict in the Company's favor, Forest has secured the voluntary dismissal of the conspiracy allegations contained in all of the federal cases brought by individual plaintiffs who elected to "opt-out" of the federal class action, which cases were included in the coordinated proceedings, as well as the dismissal of similar conspiracy and price discrimination claims pending in various state courts. The Company remains a defendant, together with other manufacturers, in many of the federal opt-out cases included in the coordinated proceedings to the extent of claims alleging price discrimination in violation of the Robinson-Patman Act. While no discovery or other significant proceedings with respect to the Company has been taken to date in respect of such claims, there can be no assurance that the Company will not be required to actively defend such claims or to pay substantial amounts to dispose of such claims. However, by way of a decision dated January 25, 2007, the judge handling the Robinson-Patman Act cases for certain of a smaller group of designated defendants whose claims are being litigated on a test basis, granted summary judgment to those designated defendants against a group of designated plaintiffs due to those plaintiffs' failure to demonstrate any antitrust injury. Subsequently, the Court also granted the designated defendants' motion for summary judgment with respect to the designated plaintiffs' effort to obtain injunctive relief. The litigation is continuing with discovery regarding the claims of other plaintiffs. At this time, the Company believes an unfavorable outcome is less than probable and is unable to estimate the reasonably possible loss or range of possible loss, but does not believe losses, if any, would have a material effect on the results of operations or financial position taken as a whole.

On February 7, 2012, the U.S. District Court for the Southern District of New York entered an order approving the settlement of, and dismissing with prejudice, two derivative actions brought against the Company's directors and certain of its officers and consolidated under the caption "*In re Forest Laboratories, Inc. Derivative Litigation*." Pursuant to the Stipulation of Settlement, the plaintiff in a similar action in New York Supreme Court captioned *Arnold Wandel, derivatively, Plaintiff vs. Howard Solomon, Lawrence Olanoff, et al., Defendants and Forest Laboratories, Inc. and Forest Pharmaceuticals, Inc., Nominal Defendants* has filed an unopposed motion to dismiss that action with prejudice. These derivative actions alleged that the Company's directors and certain officers breached their fiduciary duties to the Company in connection with various matters relating to the marketing of Celexa and Lexapro which were in part the subject of a securities class action lawsuit which the Company settled in 2009 and the subject of legal actions taken by the United States Government and resolved by the Company in 2010. The Stipulation of Settlement provided for the implementation of certain corporate governance measures, including procedures for the review of press releases concerning the results of clinical trials and the maintenance of various compliance policies and procedures relating to sales and promotional activities, as well as the payment of certain agreed legal fees of the plaintiffs. The settlement does not require any other payment by the Company.

Forest Laboratories, Inc. (FLI) and Forest Pharmaceuticals, Inc. (FPI) are named, in one capacity or another, as defendants, along with numerous other manufacturers of pharmaceutical products in various actions which allege that the plaintiffs (all governmental entities) were overcharged for their share of Medicaid drug reimbursement costs as a result of reporting by manufacturers of "average wholesale prices" (AWP) which did not correspond to actual provider costs of prescription drugs. Actions brought by nearly all of the counties of the State of New York (first action commenced January 14, 2003) and by the State of Iowa (commenced October 9, 2007) were pending in the United States District Court for the District of Massachusetts under the caption "*In re Pharmaceutical Industry AWP Litigations*" for coordinated treatment. In addition, various state court actions are, or were, pending in the States of Alabama (commenced January 26, 2005), Alaska (commenced October 6, 2006), Hawaii (commenced April 27, 2006), Idaho (commenced June 8, 2007), Illinois (commenced February 7, 2005), Mississippi (commenced October 20, 2005), Utah (commenced May 2008), Kansas (commenced November 3, 2008), Oklahoma (commenced September 3, 2010), and Louisiana (commenced October 28, 2010), as well as the Commonwealth of Kentucky (commenced November 4, 2004). Furthermore, state court actions pending in the State Court of New York were brought by three of the New York counties, Erie (commenced March 8, 2005), Schenectady (commenced May 10, 2006) and Oswego (commenced May 11, 2006). An additional action was filed by the State of Mississippi on behalf of the State and School Employees' Life and Health Insurance Plan (commenced July 27, 2009). Forest was also recently (February 20, 2012) named in a qui tam AWP action commenced by the former Attorney General of the State of Wisconsin which the State declined to join. Finally, Forest has received a Civil Investigative Demand from the State of Texas regarding virtually identical issues to those raised in the various AWP lawsuits. The Demand involves only generic drugs distributed by Inwood Laboratories. The State has indicated that it will file a lawsuit if the parties are unable to settle the State's claim.

Motions to dismiss have been filed with respect to most of the actions. While the motions to dismiss largely have been denied, some claims have been dismissed, including the federal Racketeering Influenced and Corrupt Organizations (RICO) claims brought by various New York counties whose remaining claims are pending in the multi-district proceeding in Massachusetts. The Utah motion was granted, and Plaintiff is pursuing an appeal of that dismissal. The Company has not yet responded to the Wisconsin complaint. Discovery is ongoing. Forest has reached settlements in the Alabama, Alaska, Hawaii, Iowa, Kentucky, and Oklahoma actions, as well as all of the actions brought by the New York counties in federal and state court, as well as the action brought by the State of Mississippi on behalf of the State and School Employees' Life and Health Insurance plan. The Company's settlement payments are not material to its financial condition or results of operations. It is not anticipated that any trials involving Forest in these matters will take place before 2013.

FLI and FPI are defendants in three federal actions filed on behalf of individuals who purchased Celexa or Lexapro for pediatric use, all of which have been consolidated for pretrial purposes in a multi-district litigation proceeding in the United States District Court for the District of Massachusetts under the caption "*In re Celexa and Lexapro Marketing and Sales Practices Litigation*." These actions, two of which are purported nationwide class actions, and one of which is a purported California-wide class action, allege that FLI and FPI marketed Celexa and/or Lexapro for off-label pediatric use and paid illegal kickbacks to physicians to induce prescriptions of Celexa and Lexapro. The complaints assert various similar claims, including claims under the Missouri consumer protection statute and state common laws. Discovery currently is ongoing. FLI and FPI intend to continue to vigorously defend against these cases. At this time, the Company believes an unfavorable outcome is less than probable and is unable to estimate the reasonably possible loss or range of possible loss, but does not believe losses, if any, would have a material effect on the results of operations or financial position taken as a whole.

FLI and/or FPI are also named as defendants in two similar actions filed on behalf of entities or individuals who purchased or reimbursed certain purchases of Celexa or Lexapro pending in the Missouri Circuit Court, Twenty-Second Judicial Circuit, arising from nearly identical allegations as those contained in the federal actions described in the immediately preceding paragraph. The first action, filed on July 22, 2009 under the caption "*Crawford v. Forest Pharmaceuticals, Inc.*," is a putative class action on behalf of a class of Missouri citizens who purchased Celexa for pediatric use. Only FPI, which is headquartered in Missouri, is named as a defendant. The complaint asserts claims under the Missouri consumer protection statute and Missouri common law, and seeks unspecified damages and attorneys' fees. In October 2010, the court certified a class of Missouri domiciliary citizens who purchased Celexa for pediatric use at any time prior to the date of the class certification order, but who do not have a claim for personal injury. Discovery is currently ongoing. The second action, filed on November 6, 2009 under the caption "*St. Louis Labor Healthcare Network et al. v. Forest Pharmaceuticals, Inc. and Forest Laboratories, Inc.*," is brought by two entities that purchased or reimbursed certain purchases of Celexa or Lexapro. The complaint asserts claims under the Missouri consumer protection statute and Missouri common law, and seeks unspecified damages and attorneys' fees. FLI and FPI intend to continue to vigorously defend against both of these actions. At this time, the Company believes an unfavorable outcome is less than probable and is unable to estimate the reasonably possible loss or range of possible loss, but does not believe losses, if any, would have a material effect on the results of operations or financial position taken as a whole.

The Company received a subpoena dated April 20, 2011 from the Office of the United States Attorney for the District of Massachusetts. The subpoena requests documents relating to Benicar, Benicar HCT (collectively Benicar) and Azor, prescription medications approved for the treatment of hypertension. The Company co-marketed Benicar from 2002 to 2008 together with the drug's originator Daiichi Sankyo, Inc. pursuant to co-promotion agreements. The Company is cooperating in responding to the subpoena.

The Company received a subpoena dated January 26, 2006 from the United States Attorney's Office for the District of Massachusetts requesting documents related to its commercial relationship with Omnicare, Inc. (Omnicare), a long-term care pharmacy provider, including but not limited to documents concerning its contracts with Omnicare, and rebates and other payments made by the Company to Omnicare. The Company understands that the subpoena was issued in connection with that office's investigation of potential criminal violations of federal healthcare laws by Omnicare and potentially others. The Company is cooperating in this investigation.

The Company currently is defending approximately ninety-three product liability lawsuits. Fourteen of the lawsuits allege that Celexa or Lexapro caused or contributed to individuals committing or attempting suicide, or caused a violent event. Seventy-nine of these lawsuits allege that Celexa or Lexapro caused birth defects or persistent pulmonary hypertension in newborns (PPHN). Each lawsuit seeks substantial compensatory and punitive damages. The Company is vigorously defending these suits.

A MDL has been established for the suicidality-related litigation, with the federal court cases being transferred to Judge Rodney Sippel in the United States District Court for the Eastern District of Missouri.

The majority of the birth defect/PPHN cases have been consolidated in Cole County Circuit Court in Missouri. The Company expects the federal court MDL and the state court consolidation will ease the burden of defending these cases. The Company hopes that the consolidated proceedings will promote the economical and efficient resolution of these lawsuits and provide it with a meaningful opportunity to vindicate the Company's products. However, litigation is inherently subject to uncertainty and the Company cannot predict or determine the outcome of this litigation. The Company generally maintains $140 million of product liability coverage (annually, per "occurrence" on a claims-made basis, and in the aggregate).

The Company received two subpoenas dated April 27, 2007 from the Office of the Attorney General of the State of Delaware requesting documents relating to its use of the "nominal price" exception to the Medicaid program's "Best Price" rules. The Company understands that comparable subpoenas have been or will be issued to other pharmaceutical manufacturers as part of that office's investigation of the use of the "nominal price" exception. The Company has complied with the subpoenas.

On August 11, 2010, the Company was named as a defendant (along with FPI), in an action brought by Elmaria Martinez, a Company Sales Representative, in the United States District Court for the Southern District of New York under the caption *Elmaria Martinez v. Forest Laboratories Inc. and Forest Pharmaceuticals Inc.*. The action is a putative class and collective action brought on behalf of all current and former sales representatives employed by the Company throughout the United States over the past three years and all current and former sales representatives employed anywhere in the State of New York over the past six years. The action alleges that the Company failed to pay its sales representatives overtime pay as purportedly required by the Fair Labor Standards Act (FLSA) and the New York Labor Law. The Company believes there is no merit to Plaintiff's claims and intends to vigorously defend this matter. On November 28, 2011, the U.S. Supreme Court issued an Order granting certiorari in *Christopher v. SmithKline Beecham Corp.* (the *GSK* action), a decision from the U.S. Court of Appeals for the Ninth Circuit, which held, among other things, that the FLSA's outside sales exemption applies to pharmaceutical sales representatives. On December 12, 2011, the *Martinez* action was stayed until the Supreme Court issues its decision in the *GSK* action. At this time, the Company believes an unfavorable outcome is less than probable and is unable to estimate the reasonably possible loss or range of possible loss, but does not believe losses, if any, would have a material effect on the results of operations or financial position taken as a whole.

In July 2011, three derivative actions were brought against the Company's directors. Two actions were filed in the U.S. District Court for the Southern District of New York under the captions *Sanjay Israni, derivatively, Plaintiff vs. Howard Solomon et al., Defendants and Forest Laboratories, Inc., Nominal Defendant* (the *Israni* action) and *Robert Greenbaum, derivatively, Plaintiff vs. Howard Solomon et al., Defendants and Forest Laboratories, Inc., Nominal Defendant* (the *Greenbaum* action). The third action was filed in New York State Supreme Court under the caption *John Hawley Trust, on behalf of itself and all others similarly situated and derivatively, vs. Howard Solomon et al., Defendants and Forest Laboratories, Inc., Nominal Defendant* (the *Hawley* action). These actions allege that the Company's directors breached their fiduciary duties to the Company by, among other things, making false and misleading statements about Forest's Executive Compensation Program, providing excessive compensation to Howard Solomon, and by supporting Howard Solomon against potential exclusion by the Office of Inspector General, Department of Health and Human Services. The actions also allege that Mr. Solomon has been unjustly enriched through his compensation arrangements with the Company. The *Hawley* action also alleged that Forest's board caused the Company to file false and misleading proxy statements regarding its 2011 Annual Meeting, but those claims were withdrawn after Forest made certain supplemental disclosures. The plaintiffs in the *Israni* and *Greenbaum* actions filed a Consolidated Amended Complaint on October 7, 2011. The Company filed a motion to dismiss in the *Hawley* action on September 30, 2011 and a motion to dismiss in the *Israni* and *Greenbaum* consolidated action on December 5, 2011. At this time, the Company believes an unfavorable outcome is less than probable and is unable to estimate the reasonably possible loss or range of possible loss, but does not believe losses, if any, would have a material effect on the results of operations or financial position taken as a whole.

In March 2012, the Company and Janssen, its licensor for Bystolic, brought actions for infringement of U.S. Patent No. 6,545,040 (the '040 patent) in the U.S. District Court for the District of Delaware and the U.S. District Court for the Northern District of Illinois against several companies who have notified them that they have filed Abbreviated New Drug Applications (ANDAs) with the FDA seeking to obtain approval to market generic versions of Bystolic before the '040 patent expires on December 21, 2021. These lawsuits triggered an automatic stay of approval of the applicable ANDAs until June 17, 2015 (unless a court issues an adverse decision sooner). Janssen is no longer a party to these lawsuits following the Company's agreement to buy out Janssen's interests in Bystolic. On March 28, 2012, The Company filed a motion to consolidate the Delaware and Illinois actions with the Judicial Panel on Multidistrict Litigation. Oral argument on the Company's motion has been scheduled for May 31, 2012. Fact discovery is currently ongoing in the Illinois action. No schedule has been set in the Delaware action.

The Company is also subject to various legal proceedings that arise from time to time in the ordinary course of its business. Although the Company believes that the proceedings brought against it, including the product liability cases described above, are without merit and the Company has product liability and other insurance, litigation is subject to many factors which are difficult to predict and there can be no assurance that the Company will not incur material costs in the resolution of these matters.

Note 14. Income taxes:

The components of income before income tax expense were:

Years Ended March 31,	**2012**	**2011**	**2010**
(In thousands)			
United States	$ 325,882	$ 330,511	$386,214
Foreign	911,806	1,007,225	564,472
Income before income tax expense	$1,237,688	$1,337,736	$950,686

The provision for income taxes consists of the following:

Years Ended March 31,	**2012**	**2011**	**2010**
(In thousands)			
Current:			
U.S. federal	$222,012	$162,020	$227,181
State and local	26,984	23,574	19,905
Foreign	52,452	56,866	43,558
	301,448	242,460	290,644
Deferred:			
United States	(41,970)	45,997	(23,216)
Foreign	(848)	2,509	875
	(42,818)	48,506	(22,341)
	$258,630	$290,966	$268,303

The reasons for the difference between the provision for income taxes and expected federal income taxes at statutory rates are as follows:

Years Ended March 31, *(percentage of income before income tax expense)*	**2012**	**2011**	**2010**
(In thousands)			
U.S. statutory rate	35.0%	35.0%	35.0%
Effect of foreign operations	(16.1)	(17.9)	(11.3)
Research credit	(1.0)	(1.0)	(1.1)
State and local taxes, less federal tax benefit	1.4	1.1	1.4
Government investigation	0.0	2.1	0.0
Permanent differences and other items	1.6	2.5	4.2
	20.9%	21.8%	28.2%

The Company's effective tax rate for fiscal years 2012, 2011 and 2010 is lower than the federal statutory rate principally as a result of the proportion of earnings generated in lower-taxed foreign jurisdictions as compared with the United States.

Net deferred income taxes relate to the following timing differences:

March 31, *(In thousands)*	2012	2011
Inventory reserves	$ 42,121	$ 45,149
Receivable allowances and other reserves	33,912	40,776
Property, plant and equipment	(12,759)	(12,557)
Intangible assets	(278,853)	76,189
Carryforwards and credits	57,740	57,969
Accrued liabilities	56,821	38,631
Employee stock option tax benefits	39,953	23,196
Other (includes reserve for legal contingencies)	29,398	32,970
	(31,667)	302,323
Valuation allowance	(11,875)	(13,551)
Deferred taxes, net	($ 43,542)	$288,772

The Company has certain state and local net operating loss carryforwards as well as excess charitable contribution carryovers which are available to reduce future U.S. federal and state taxable income, expiring at various times between 2012 and 2028. Although not material, valuation allowances have been established for a portion of deferred tax assets acquired as part of the Cerexa purchase as the Company determined that it was more likely than not that these benefits will not be realized.

At March 31, 2012, U.S. taxes have not been provided on approximately $6.4 billion of undistributed earnings of foreign subsidiaries as these undistributed earnings are indefinitely reinvested offshore. If, in the future, these earnings are repatriated to the U.S., or if such earnings are expected to be remitted in the foreseeable future, additional tax provisions would be required. Due to complexities in the tax laws and the assumptions that would have to be made, it is not practicable to estimate the amounts of income taxes that would have to be provided.

The Company accrues liabilities for identified tax contingencies that result from positions that are being challenged or could be challenged by tax authorities. The Company believes that its accrual for tax liabilities is adequate for all open years, based on Management's assessment of many factors, including its interpretations of the tax law and judgments about potential actions by tax authorities. However, it is possible that the ultimate resolution of any tax audit may be materially greater or lower than the amount accrued.

The Company's income tax returns for fiscal years prior to 1999 in most jurisdictions and prior to 2006 in Ireland are no longer subject to review as such fiscal years are generally closed. Tax authorities in various jurisdictions are in the process of reviewing the Company's income tax returns for various post-1999 fiscal years, including the Internal Revenue Service, which is currently reviewing fiscal years 2004, 2005 and 2006. It is unlikely that the outcome will be determined within the next 12 months. Potential claims for years under review could be material.

As of March 31, 2012 the Company's Consolidated Balance Sheet reflects unrecognized tax benefits (UTBs) of $498.3 million of which $469.3 million would impact the effective tax rate if recognized. A reconciliation of the beginning and ending amount of UTBs is as follows:

Years Ended March 31, *(In thousands)*	**2012**	**2011**
Balance at beginning of period	$426,398	$312,408
Additions related to prior year positions	5,406	14,349
Reductions related to prior year positions	(874)	0
Reduction related to audit settlement	(13,177)	0
Reduction related to statute expiration	(6,530)	0
Additions related to current year positions	87,069	99,641
Balance at end of period	$498,292	$426,398

The Company recorded interest related to UTBs in income tax expense and related liability accounts on the balance sheet. During the fiscal years ended March 31, 2012 and 2011, the Company recognized $12.8 million and $17.7 million of interest and penalties, respectively. Accrued interest related to UTBs totaled $72.1 million and $59.3 million as of March 31, 2012 and 2011, respectively.

It is anticipated that the amount of UTBs will not change significantly within the next 12 months.

Note 15. Quarterly financial data (*unaudited*):

(In thousands)	Net sales	Gross profit	Net income	Diluted earnings per share
2012				
First quarter	$1,104,135	$850,338	$258,137	$0.90
Second quarter	1,130,250	866,266	249,813	0.91
Third quarter	1,161,254	898,522	278,436	1.04
Fourth quarter	996,909	779,335	192,672	0.72
2011				
First quarter	$1,020,126	$788,422	$117,477	$0.39
Second quarter	1,037,264	791,024	286,110	1.00
Third quarter	1,063,878	815,450	320,707	1.11
Fourth quarter	1,091,858	854,249	322,476	1.12

Note 16. Business combinations:

On April 13, 2011, the Company completed its acquisition of Clinical Data, a specialty pharmaceutical company, for $30 per share, plus contingent consideration, per a Contingent Value Rights agreement (CVR) of up to $6 per share if certain milestones connected to sales of Viibryd, one of the acquired products, are achieved. The acquisition was consummated by a wholly-owned subsidiary of the Company through a tender offer and merger, pursuant to which the Company acquired all of the outstanding shares of common stock of Clinical Data and all related securities.

The Company has fully integrated the operations of Clinical Data into its existing structure. The aggregate consideration paid was approximately $1.3 billion, which the Company financed with existing cash.

The CVR may require consideration to be paid by the Company in the form of milestone payments connected to sales of Viibryd as follows:

- $1 per share if U.S. net sales of Viibryd, over four consecutive fiscal quarters within the first 5 years from the date of the close, reach or exceed $800 million,
- $2 per share if U.S. net sales of Viibryd, over four consecutive fiscal quarters within the first 6 years from the date of the close, reach or exceed $1.1 billion and;
- $3 per share if U.S. net sales of Viibryd, over four consecutive fiscal quarters within the first 7 years from the date of the close, reach or exceed $1.5 billion.

The approximate range of undiscounted amounts the Company may be required to pay under the CVR is between zero and $275 million. The fair value of the contingent consideration recognized at the acquisition date was approximately $25 million. The Company determined the fair value of the liability for the contingent consideration based on a probability-weighted discounted cash flow analysis. This fair value measurement is based on significant inputs not observable in the market and thus represents a Level 3 measurement within the fair value hierarchy. The fair value of the contingent consideration liability associated with future milestone payments was based on several factors including:

- estimated net sales projections
- the probability of success for sales milestones for Viibryd; and
- the risk adjusted discount rate for fair value measurement

The fair value will be evaluated quarterly or more frequently if circumstances dictate. Changes in the fair value of the contingent consideration will be recorded in earnings. As of March 31, 2012, there was no change in the fair value of the contingent consideration.

As a result of our acquisition, we obtained a license agreement with Merck KGaA under which we have the exclusive worldwide rights to develop and market Viibryd (vilazodone HCl), an antidepressant developed by Clinical Data for the treatment of adults with major depressive disorder (MDD). Viibryd was approved by the FDA for this indication in January 2011.

In addition to Viibryd, the Company also obtained Clinical Data's development pipeline including Phase III candidate apadenoson. Apadenoson is a pharmacologic stress agent for radionuclide myocardial perfusion imaging. The Company has decided to discontinue further development of this product.

The following table summarizes the fair values of the assets acquired, including goodwill and intangible assets, and liabilities assumed as of the acquisition date:

(In thousands)

Assets acquired/liabilities assumed	Fair value at acquisition date
Cash	$ 14,214
Inventory	8,919
Prepaid and other current assets	1,208
Property, plant and equipment	906
Other assets	8,650
Short term debt	(725)
Accounts payable	(11,391)
Accrued expenses	(25,059)
Deferred tax liabilities	(371,764)
Acquired contingent acquisition liabilities	(11,000)
Intangible assets	990,000
Goodwill	698,126
Total net assets acquired	$1,302,084
Cash paid	$1,276,865
Fair value of contingent consideration	25,219
Total purchase price	$1,302,084

Acquired goodwill includes the combined synergies of the purchased business, the assembled workforce and the broadening of the Company's antidepressant portfolio, a therapeutic area in which the Company has extensive experience.

In Viibryd, the Company obtained a newly approved product that has joined the Company's portfolio of products, and will contribute to offsetting the expiration of the patent for Lexapro. Sales of Lexapro accounted for approximately 48% of the Company's net sales in fiscal 2012. Lexapro now faces generic competition as a result of its patent expiration in March 2012. In addition, the Company has gained access to Clinical Data's earlier stage development projects in various therapeutic areas. The intangible asset recorded at acquisition relates to Viibryd, which will be amortized over 12 years reflecting the life of a patent that covers Viibryd that expires in fiscal 2023. The acquired contingent liabilities relate to a previous acquisition and represent a Level 3 measurement within the fair value hierarchy. The Company has fully integrated the operations of Clinical Data into its existing structure. None of the goodwill is deductible for tax purposes. The carrying amount of the goodwill at the end of the period was $698.1 million.

Viibryd sales were the only revenue generated from the acquisition for the fiscal year ended March 31, 2012, and totaled $56.5 million.

Additional Pro Forma Information

The acquisition occurred during the first month of the current fiscal year, and assuming the acquisition occurred at the beginning of the year, the combined pro forma operating results would not be significantly different from the actual results presented in the Consolidated Statements of Income for the fiscal year ended March 31, 2012.

In the prior year periods, Viibryd was not an approved product, thus no significant additional revenue would have been generated and the combined pro forma revenue for the fiscal year ended March 31, 2011 would be the same as presented in the Consolidated Statements of Income for the fiscal year ended March 31, 2011. Assuming the acquisition occurred at the beginning of the prior fiscal year, the combined pro forma net income for fiscal 2011 would have been $997.9 million or $3.43 per share diluted ($3.43 per share basic). This is due to an operating loss by Clinical Data primarily driven by research and development expense.

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America. Our internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of Management and the Board; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of our internal control over financial reporting as of March 31, 2012. In making this assessment, Management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on our assessment and those criteria, Management believes that we maintained effective internal control over financial reporting as of March 31, 2012.

Our independent registered public accounting firm has issued an attestation report on Management's assessment of our internal control over financial reporting which is included herein.

/s/ Howard Solomon
Howard Solomon
Chairman, Chief Executive Officer
and President

/s/ Francis I. Perier, Jr.
Francis I. Perier, Jr.
Executive V.P., Finance &
Administration and CFO

May 25, 2012

Board of Directors and Stockholders
Forest Laboratories, Inc.
New York, New York

We have audited Forest Laboratories, Inc. and Subsidiaries' internal control over financial reporting as of March 31, 2012, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Forest Laboratories, Inc. and Subsidiaries' management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Item 9A, "Controls and Procedures." Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Forest Laboratories, Inc. and Subsidiaries maintained, in all material respects, effective internal control over financial reporting as of March 31, 2012 based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Forest Laboratories, Inc. and Subsidiaries as of March 31, 2012 and 2011 and the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended March 31, 2012, and our report dated May 25, 2012 expressed an unqualified opinion thereon.

/s/ BDO USA, LLP
BDO USA, LLP

New York, New York
May 25, 2012

Board of Directors and Stockholders
Forest Laboratories, Inc.
New York, New York

We have audited the accompanying consolidated balance sheets of Forest Laboratories, Inc. and Subsidiaries as of March 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended March 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Forest Laboratories, Inc. and Subsidiaries at March 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Forest Laboratories, Inc. and Subsidiaries' internal control over financial reporting as of March 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated May 25, 2012 expressed an unqualified opinion thereon.

/s/ BDO USA, LLP
BDO USA, LLP

New York, New York
May 25, 2012

Form 10-K

The Company's annual report on Form 10-K to the Securities and Exchange Commission for fiscal 2012 is available to stockholders upon written request to: Corporate Secretary, Forest Laboratories, Inc., 909 Third Avenue, New York, New York 10022-4731.

NYSE Certification

The most recent certifications by our Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 are filed as exhibits to our Form 10-K for the year ended March 31, 2012. We have also filed with the New York Stock Exchange the Annual CEO Certification as required by Section 303A.12(a) of the New York Stock Exchange Listed Company Manual for the fiscal year ended March 31, 2011.

Stock Market Data

The common stock of Forest Laboratories, Inc. is traded on the New York Stock Exchange, trading symbol: FRX. The table below shows, for the eight fiscal quarters indicated, the high and low sales price of the Company's stock as reported by the New York Stock Exchange.

Quarterly Stock Market Prices

	High	Low
April - June 2010	32.91	24.17
July - September 2010	31.84	26.69
October - December 2010	34.17	30.68
January - March 2011	34.59	30.03
April - June 2011	40.52	32.05
July - September 2011	40.35	30.26
October - December 2011	32.66	28.47
January - March 2012	35.06	30.09

As of May 24, 2012 there were 1,057 stockholders of record of the Company's common stock.

Comparison of 5 Year Cumulative Total Return*

Among Forest Laboratories, Inc., the S&P 500 Index and the S&P Pharmaceuticals Index

The following graph compares the cumulative 5-year total return attained by stockholders on Forest Laboratories, Inc.'s common stock relative to the cumulative total returns of the S&P 500 Index and the S&P Pharmaceuticals Index. The graph tracks the performance of a $100 investment in the Company's common stock and in each of the indexes (with the reinvestment of all dividends) from 3/31/2007 to 3/31/2012.


$140
$120
$100
$80
$60
$40
$20
$0
3/31/07
3/31/08
3/31/09
3/31/10
3/31/11
3/31/12
Forest Laboratories, Inc.
S&P 500
S&P Pharmaceuticals

*$100 invested on 3/31/07 in stock or index, including reinvestment of dividends. Fiscal year ended March 31.

Corporate

Howard Solomon
Chairman & Chief Executive Officer & President

Elaine Hochberg
Executive Vice President & Chief Commercial Officer

Francis I. Perier, Jr.
Executive Vice President - Finance and Administration & Chief Financial Officer

Raymond Stafford
Executive Vice President - Global Marketing
Chief Executive Officer
Forest Laboratories Europe

Jerome Lynch
Senior Vice President - Sales

William J. Meury
Senior Vice President - Global, Commercial & U.S. Marketing

David F. Solomon
Senior Vice President - Corporate Development & Strategic Planning

Marco Taglietti, M.D.
Senior Vice President - Research & Development
President
Forest Research Institute

Kevin Walsh
Senior Vice President & Director of Operations

Herschel S. Weinstein
Senior Vice President - General Counsel & Corporate Secretary

Wael Fayad
Vice President - Global Business Development

Ralph Kleinman
Vice President - Corporate Tax & Treasury

Frank Murdolo
Vice President - Investor Relations

Sally Paull
Vice President - Human Resources

Rita Weinberger
Vice President - Controller

Joseph Zimmerman
Vice President & Chief of Compliance

Subsidiary

Paul C. Grint, M.D.
President
Cerexa

Michael F. Baker
Executive Vice President - Trade Sales & Development
Forest Pharmaceuticals

Gavin R. Corcoran, M.D.
Executive Vice President - R&D Clinical & Early Development
Forest Research Institute

Robert Jackson
Executive Vice President - Global Manufacturing
Forest Pharmaceuticals

Gerard J. Azzari
Senior Vice President - Sales
Forest Pharmaceuticals

June Bray
Senior Vice President - Regulatory Affairs
Forest Research Institute

Mark Devlin
Senior Vice President - Managed Markets,
Government & Policy

Monica H. Fencik
Senior Vice President - Corporate Project Management
and Scientific Assessments
Forest Research Institute

C. Douglas Glidewell
Senior Vice President - Finance
Forest Pharmaceuticals

Terrill J. Howell
Senior Vice President - Operations
Forest Pharmaceuticals

Thomas Nee
Senior Vice President - Global Commercial
Assessments & Markets
Forest Pharmaceuticals

Ulo Palm, M.D., Ph.D.
Senior Vice President - Clinical
Operations & Biometrics
Forest Research Institute

Charles S. Ryan, Ph.D.
Senior Vice President - Chief Intellectual
Property Counsel
Forest Research Institute

Srinivas Vangala
Senior Vice President - Informatics
Forest Pharmaceuticals

Nancy Barnett
Vice President - Marketing Services
Forest Pharmaceuticals

Mariette Boerstoel-Streefland, M.D.
Vice President -
Global Drug Safety &
Chief Safety Officer
Forest Research Institute

Diarmuid Burke
Vice President -
Finance & Administration
Forest Laboratories Europe

Ian A. Critchley, Ph.D.
Vice President - Clinical Microbiology
Cerexa

H. David Friedland, M.D.
Vice President - Clinical Sciences
Cerexa

Christoph Haas
Vice President -
Global Product Transfer
Forest Research Institute

Teri Kalish
Vice President - Marketing
Forest Pharmaceuticals

Jonathan D. Lee
Vice President - Clinical Operations
Cerexa

Shashank Mahashabde, Ph.D.
Vice President - Developmental
Pharmaceuticals & Clinical Packaging
Forest Research Institute

John Mellars
Vice President - Informatics Infrastructure
Forest Pharmaceuticals

Ramaswamy Murari
Vice President - Corporate Quality &
Compliance
Forest Research Institute

Carolyn Myers
Vice President - CNS Marketing
Forest Pharmaceuticals

John Pritchett
Vice President - Global Marketing &
Early Commercialization
Forest Pharmaceuticals

Ellen Reilly
Vice President - Informatics
Business Operations
Forest Pharmaceuticals

Patrick Retif
Vice President -
Informatics Sales & Marketing
Forest Pharmaceuticals

Kira Schwartz
Vice President - Associate General Counsel
Forest Pharmaceuticals

Kimberley Thacker, M.D.
Vice President - Medical Affairs &
Health Outcomes
Forest Research Institute

Directors

Nesli Basgoz, M.D.
Associate Chief for Clinical Affairs
Massachusetts General Hospital

Christopher J. Coughlin
Advisor to the Chairman & CEO
Tyco International

Dan L. Goldwasser
Retired

Kenneth E. Goodman
Private Investor

Gerald M. Lieberman
Former President, Chief Operating Officer &
Member of the Board of AllianceBernstein

Lawrence S. Olanoff, M.D., Ph.D.
Special Advisor to the President
for Corporate Relations,
Medical University of SC, Charleston, SC

Lester B. Salans, M.D.
Clinical Professor,
Mount Sinai Hospital &
Industry Consultant

Brenton L. Saunders
President & Chief Executive Officer
Bausch + Lomb

Howard Solomon

Peter J. Zimetbaum, M.D.
Director of Clinical Cardiology
Beth Israel Deaconess
Medical Center

Independent Registered Public Accountants

BDO USA, LLP
New York, New York

Transfer Agent

Address stockholder inquiries to:
Computershare
480 Washington Boulevard
Jersey City, NJ 07310 - 2053
Telephone: 1-800-313-9450

Forest Laboratories, Inc.

909 Third Avenue, New York, NY 10022-4731

www.frx.com